Burford Capital Quarterly Report March 2024    1

Forward-looking statements

In addition to statements of historical fact, this report on Form 6-K for the three months ended March 31, 2024 (this “Quarterly Report”) contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). The disclosure and analysis set forth in this Quarterly Report include assumptions, expectations, projections, intentions and beliefs about future events in a number of instances, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements that are forward-looking, including in our other periodic reports that we file with, or furnish to, the US Securities and Exchange Commission (the “SEC”), other information made available to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this Quarterly Report. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Quarterly Report, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Factors that might cause future results of operations or developments to differ include, among others, the following:

▪	Adverse litigation outcomes and timing of resolution of litigation matters
▪	Our ability to identify and select suitable legal finance assets
▪	Improper use or disclosure of, or access to, privileged information under our control due to cybersecurity breaches, unauthorized use or theft
▪	Inaccuracy or failure of the probabilistic model and decision science tools, including artificial intelligence tools, we use to predict the returns on our legal finance assets and in our operations
▪	Changes and uncertainty in laws, regulations and rules relating to the legal finance industry, including those relating to privileged information and/or disclosure and enforceability of legal finance arrangements
▪	Inadequacies in our due diligence process or unforeseen developments
▪	Credit risk and concentration risk relating to our legal finance assets
▪	Lack of liquidity of our legal finance assets and commitments that are in excess of our available capital
▪	Our ability to obtain attractive external capital or to refinance our outstanding indebtedness and our ability to raise capital to meet our liquidity needs
▪	Competitive factors and demand for our services and capital
▪	Negative publicity or public perception of the legal finance industry or us
▪	Valuation uncertainty with respect to the fair value of our capital provision assets
▪	Current and future legal, political and economic forces, including uncertainty surrounding the effects, severity and duration of public health threats and/or military actions
▪	Potential liability from litigation and legal proceedings against us
▪	Our ability to retain key personnel

2    Burford Capital Quarterly Report March 2024

▪	Improper functioning of our information systems or those of our third-party service providers
▪	Failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures
▪	Other factors discussed under “Risk factors” in the annual report on Form 20-F for the year ended December 31, 2023 (the “2023 Annual Report”)

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements contained in this Quarterly Report, the 2023 Annual Report and other periodic reports that we file with, or furnish to, the SEC. New factors emerge from time to time, and it is not possible for us to predict all of them. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor or combination of factors may cause actual results to be materially different from those contained in any forward-looking statement.

The forward-looking statements speak only as of the date of this Quarterly Report and, except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements contained in this Quarterly Report, whether as a result of new information, future events or otherwise.

Certain terms used in this Quarterly Report

In this Quarterly Report, references to “Burford”, “we”, “us” or “our” refer to Burford Capital Limited and its subsidiaries, unless the context requires otherwise.

Certain additional terms used in this Quarterly Report are set forth below:

Advantage Fund

Burford Advantage Master Fund LP, a private fund focused on pre-settlement litigation strategies where litigation risk remains, but the risk is anticipated to be lower than that of our core legal finance business. Investors in the Advantage Fund include third-party limited partnerships as well as Burford’s balance sheet. Assets held by the Advantage Fund are recorded as capital provision-indirect assets.

Alternative strategies

Encompasses (i) lower risk legal finance, (ii) post-settlement finance and (iii) complex strategies that provide lower but attractive risk-adjusted returns.

Asset management

Includes our activities administering the private funds we manage for third-party investors.

Asset recovery

Pursuit of enforcement of an unpaid legal judgment, which may include our financing of the cost of such pursuit and/or judgment enforcement.

BAIF

Burford Alternative Income Fund LP, a private fund focused on post-settlement matters.

BAIF II

Burford Alternative Income Fund II LP, a private fund focused on post-settlement matters.

BCIM

Burford Capital Investment Management LLC, a wholly owned indirect subsidiary of Burford Capital Limited, serves as the investment adviser to all of our private funds and is registered under the US Investment Advisers Act of 1940, as amended.

BOF

Burford Opportunity Fund LP, a private fund focused on pre-settlement legal finance matters.

Burford Capital Quarterly Report March 2024    3

BOF-C

Burford Opportunity Fund C LP, a private fund through which a sovereign wealth fund invests in pre-settlement legal finance matters under the sovereign wealth fund arrangement.

Capital provision assets

We subdivide our capital provision assets into two categories:

▪	“Direct”, which includes all of our capital provision assets that we have originated directly (i.e., not through participation in a private fund) from our balance sheet. We also include direct (i.e., not through participation in a private fund) complex strategies assets in this category. See note 3 (Supplemental cash flow data) to our condensed consolidated financial statements for additional information.
▪	“Indirect”, which includes the balance sheet’s participations in one of our private funds (i.e., the Advantage Fund).

Claimant

The party asserting a right or title in a legal proceeding, in particular in arbitration matters.

Claim family

A group of legal finance assets with a related underlying claim shared by a number of different claimants.

Colorado

Colorado Investments Limited, an exempted company that was established for the secondary sale of some of our entitlement in the YPF-related Petersen matter.

COLP

BCIM Credit Opportunities, LP, a private fund focused on post-settlement matters.

Complex strategies

Encompasses our activities providing capital as a principal in legal- or regulatory-related assets, often securities, debt and other financial assets, where a significant portion of the expected return arises from the outcome of legal or regulatory activity.

Consolidated funds

Certain of our private funds in which, because of our investment in and/or control of such private funds, we are required under the generally accepted accounting principles in the United States (“US GAAP”) to consolidate the minority limited partner’s interests in such private funds and include the full financial results of such private funds within our condensed consolidated financial statements. At the date of this Quarterly Report, BOF-C and the Advantage Fund are consolidated funds.

Core legal finance

Provision of capital and expertise, to clients or as a principal, in connection with (i) the underlying asset value of litigation claims and the enforcement of settlements, judgments and awards, (ii) the amount paid to law firms as legal fees and expenses and (iii) the value of assets affected by litigation.

Defendant

The party against whom a civil action is brought, in particular in litigation matters.

Deployment

Financing provided for an asset, which adds to our deployed cost in such asset.

Deferred Compensation Plan

The Burford Capital Deferred Compensation Plan, under which a specified group of employees and non-executive directors can elect to defer a portion of their respective compensation until future years.

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Definitive commitments

Commitments where we are contractually obligated to advance incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in our returns or the loss of our deployed capital in a case).

Discretionary commitments

Commitments where we are not contractually obligated to advance capital and generally would not suffer adverse financial consequences from not doing so.

Fair value adjustment

The amount of unrealized gain or loss recognized in our condensed consolidated statements of operations in the relevant reporting period and added to or subtracted from, as applicable, the asset or liability value in our condensed consolidated statements of financial position.

Judgment debtor

A party against whom there is a final adverse court award.

Judgment enforcement

The activity of using legal and financial strategies to force a judgment debtor to pay an adverse award made by a court.

Legal finance

Our legal finance products and services comprise (i) core legal finance and (ii) alternative strategies.

Legal risk management

Assets where we provide some form of legal risk arrangement, such as an indemnity or insurance for adverse legal costs.

Litigation

We use the term litigation colloquially to refer to any type of matter involved in the litigation, arbitration or regulatory process and the costs and legal fees associated therewith.

Lower risk legal finance

Pre-settlement legal finance assets with lower risk and lower expected returns than assets included in our core legal finance portfolio. At the date of this Quarterly Report, our lower risk legal finance activity occurs primarily in the Advantage Fund.

LTIP

The Burford Capital 2016 Long Term Incentive Plan, as amended and renewed from time to time, for the awards of RSUs (as defined below) to employees.

Monetization

The acceleration of a portion of the expected value of a litigation or arbitration matter prior to resolution of such matter, which permits a client to convert an intangible claim or award into tangible cash on a non-recourse basis.

Net realized gain or loss

The sum of realized gains and realized losses.

Non-consolidated funds

Certain of our private funds that we are not required to include within our condensed consolidated financial statements but include within Group-wide data. At the date of this Quarterly Report, (i) BCIM Partners II, LP, (ii) BCIM Partners III, LP, (iii) COLP, (iv) BOF, (v) BAIF and (vi) BAIF II and any “sidecar” funds are non-consolidated funds.

Plaintiff

The party who institutes a legal action or claim, in particular in litigation matters.

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Portfolio

Includes deployed cost, net unrealized gains or losses and undrawn commitments.

Portfolio finance

Legal finance assets with multiple paths to realization, such as financing for a pool of litigation claims.

Post-settlement finance

Includes our financing of legal-related assets in situations where litigation has been resolved, such as financing of settlements and law firm receivables. At the date of this Quarterly Report, our post-settlement activity occurs primarily in COLP, BAIF and BAIF II.

Privileged information

Confidential information that is protected from disclosure due to the application of a legal privilege or other doctrine, including attorney work product, depending on the laws of the relevant jurisdiction.

Realization

A legal finance asset is realized when the asset is concluded (i.e., when litigation risk has been resolved). A realization will result in us receiving cash or, occasionally, non-cash assets, or recognizing a due from settlement receivable, reflecting what we are owed on the asset.

Realized gain or loss

Reflects the total amount of gain or loss, relative to cost, generated by a legal finance asset when it is realized, calculated as realized proceeds less deployed cost, without regard for any previously recognized fair value adjustment.

Respondent

The party against whom a civil action is brought, in particular in arbitration matters.

RSUs

Restricted stock units awarded to employees under the LTIP.

Single-case finance

Legal finance assets that are subject to binary legal risk, such as a single filed litigation or arbitration matter with one plaintiff or group of plaintiffs and one defendant or group of defendants.

Strategic Value Fund

BCIM Strategic Value Master Fund, LP, a private fund that deployed capital in certain complex strategies assets. Investors in the Strategic Value Fund included third-party limited partners as well as Burford’s balance sheet. Assets held by the Strategic Value Fund were recorded as capital provision-indirect assets, and the Strategic Value Fund was a consolidated fund. At December 31, 2023, all assets held at the Strategic Value Fund have concluded, and the Strategic Value Fund was liquidated.

Sovereign wealth fund arrangement

The agreement we have entered into with a sovereign wealth fund pursuant to which it provides financing for a portion of our legal finance assets through BOF-C.

Transfers to realizations

The amount of fair value adjustment previously recognized on a legal finance asset, which is subsequently reversed in the reporting period when a realized gain or loss is recognized.

Unrealized gain or loss

Represents the fair value of our legal finance assets over or under their deployed cost, as determined in accordance with the requirements of the applicable US GAAP standards, for the relevant financial reporting period (condensed consolidated statements of operations) or cumulatively (condensed consolidated statements of financial position).

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Vintage

Refers to the calendar year in which a legal finance commitment is initially made.

YPF-related assets

Refers to our Petersen and Eton Park legal finance assets, which are two claims relating to the Republic of Argentina’s nationalization of YPF S.A., the Argentine energy company.

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Burford capital limited and subsidiaries

Condensed Consolidated statements of operations

($ in thousands, except share data)

(unaudited)

	Three months ended March 31,
	2024	2023
Revenues
Capital provision income/(loss)	40,761	475,933
Plus/(Less): Third-party interests in capital provision assets	(5,224)	(100,345)
Asset management income/(loss)	1,863	1,997
Marketable securities income/(loss) and bank interest	6,611	3,073
Other income/(loss)	284	247
Total revenues	44,295	380,905

Operating expenses
Compensation and benefits
Salaries and benefits	11,664	12,492
Annual incentive compensation	4,836	4,686
Share-based compensation	3,863	3,504
Long-term incentive compensation including accruals	1,638	19,555
General, administrative and other	7,450	7,751
Case-related expenditures ineligible for inclusion in asset cost	687	6,311
Total operating expenses	30,138	54,299

Operating income/(loss)	14,157	326,606

Other expenses
Finance costs	32,567	20,553
Foreign currency transactions (gains)/losses	492	(2,440)
Total other expenses	33,059	18,113

Income/(loss) before income taxes	(18,902)	308,493

(Provision for)/benefit from income taxes	1,404	(7,112)
Net income/(loss)	(17,498)	301,381

Net income/(loss) attributable to non-controlling interests	12,439	41,956
Net income/(loss) attributable to Burford Capital Limited shareholders	(29,937)	259,425

Net income/(loss) attributable to Burford Capital Limited shareholders per ordinary share
Basic	($ 0.14)	$ 1.19
Diluted	($ 0.14)	$ 1.17

Weighted average ordinary shares outstanding
Basic	218,933,963	218,619,411
Diluted	218,933,963	221,628,214

See accompanying notes to the condensed consolidated financial statements.

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Burford capital limited and subsidiaries

Condensed consolidated statements of comprehensive income/(loss)

($ in thousands)

(unaudited)

	Three months ended March 31,
	2024	2023

Net income/(loss)	(17,498)	301,381
Other comprehensive income/(loss)
Foreign currency translation adjustment	1,383	(9,875)
Comprehensive income/(loss)	(16,115)	291,506

Less/(Plus): Comprehensive income/(loss) attributable to non-controlling interests	12,439	41,956
Comprehensive income/(loss) attributable to Burford Capital Limited shareholders	(28,554)	249,550

See accompanying notes to the condensed consolidated financial statements.

Burford Capital Quarterly Report March 2024    9

Burford capital limited and subsidiaries

Condensed consolidated statements of financial position

($ in thousands, except share data)

	March 31, 2024	December 31, 2023
	(unaudited)
Assets
Cash and cash equivalents	482,673	220,549
Marketable securities	102,873	107,561
Other assets	61,375	63,464
Due from settlement of capital provision assets	131,688	265,540
Capital provision assets	5,096,807	5,045,388
Goodwill	133,956	133,965
Deferred tax asset	2,836	927
Total assets	6,012,208	5,837,394

Liabilities
Debt interest payable	41,313	34,416
Other liabilities	94,970	122,199
Long-term incentive compensation payable	180,076	183,134
Debt payable	1,812,537	1,534,730
Financial liabilities relating to third-party interests in capital provision assets	709,426	704,196
Deferred tax liability	47,632	50,939
Total liabilities	2,885,954	2,629,614

Commitments and contingencies (Note 14)

Shareholders' equity
Ordinary shares, no par value; unlimited shares authorized; 219,316,028 ordinary shares issued and 218,673,490 ordinary shares outstanding at March 31, 2024 and 219,313,388 ordinary shares issued and 218,962,441 ordinary shares outstanding at December 31, 2023	602,238	602,238
Additional paid-in capital	40,408	36,545
Accumulated other comprehensive income/(loss)	8,695	7,312
Treasury shares of 642,538 at $13.78 cost at March 31, 2024 and 350,947 at $12.76 cost at December 31, 2023	(8,857)	(4,479)
Retained earnings	1,619,305	1,649,242
Total Burford Capital Limited equity	2,261,789	2,290,858
Non-controlling interests	864,465	916,922
Total shareholders' equity	3,126,254	3,207,780
Total liabilities and shareholders' equity	6,012,208	5,837,394

See accompanying notes to the condensed consolidated financial statements.

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BURFORD CAPITAL LIMITED AND SUBSIDIARIES

Condensed consolidated statements of cash flows

($ in thousands)

(unaudited)

	Three months ended March 31,
	2024	2023
Cash flows from operating activities
Net income/(loss)	(17,498)	301,381

Adjustments to reconcile net income/(loss) to net cash provided/(used) by operating activities
Capital provision (income)/loss	(40,761)	(475,933)
(Income)/loss on marketable securities	(1,010)	(1,860)
Other (income)/loss	(284)	(247)
Share-based compensation	3,863	144
Deferred tax (benefit)/expense	(5,232)	(6,193)
Other	1,970	(1,338)
Changes in operating assets and liabilities
Proceeds from capital provision assets	247,561	144,485
(Funding) of capital provision assets	(125,403)	(118,685)
Net proceeds/(funding) of marketable securities	5,686	8,197
Proceeds from/(payments for) other income	217	(418)
(Increase)/decrease in other assets	(200)	4,289
Increase/(decrease) in other liabilities	(21,176)	29,744
Net increase/(decrease) on financial liabilities relating to third-party investment	5,230	100,345
Net cash provided/(used) by operating activities	52,963	(16,089)

Cash flows from investing activities
Purchases of property and equipment	(43)	(717)
Net cash provided/(used) by investing activities	(43)	(717)

Cash flows from financing activities
Debt issuance, including original issue premium	284,969	-
Debt issuance costs	(6,283)	-
Payments for acquisition of ordinary shares	(4,378)	-
Third-party net capital contribution/(distribution)	(64,896)	(25,359)
Net cash provided/(used) by financing activities	209,412	(25,359)

Net increase/(decrease) in cash and cash equivalents	262,332	(42,165)
Cash and cash equivalents at beginning of period	220,549	107,658
Effect of exchange rate changes on cash and cash equivalents	(208)	501
Cash and cash equivalents at end of period	482,673	65,994

The table below sets forth supplemental disclosures to our condensed consolidated statements of cash flows.

	Three months ended March 31,
($ in thousands)	2024	2023
Cash received from interest and dividend income	5,569	907
Cash paid for debt interest	(24,526)	(5,513)
Cash received from income tax refund	98	317
Cash paid for income taxes	(384)	(528)

See accompanying notes to the condensed consolidated financial statements.

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BURFORD CAPITAL LIMITED AND SUBSIDIARIES

Condensed consolidated statements of changes in equity

($ in thousands, EXCEPT SHARE DATA)

(unaudited)

	Three months ended March 31, 2024
	Shares		Amount
							Accumulated
					Additional		other	Total Burford		Total
	Ordinary	Treasury	Ordinary	Treasury	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	shares	shares	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,313,388	(350,947)	602,238	(4,479)	36,545	1,649,242	7,312	2,290,858	916,922	3,207,780
Net income/(loss)	-	-	-	-	-	(29,937)	-	(29,937)	12,439	(17,498)
Foreign currency translation adjustment	-	-	-	-	-	-	1,383	1,383	-	1,383
Issuance of new ordinary shares to satisfy vested RSUs	2,640	-	-	-	-	-	-	-	-	-
Acquisition of ordinary shares held in treasury	-	(291,591)	-	(4,378)	-	-	-	(4,378)	-	(4,378)
Share-based compensation	-	-	-	-	3,863	-	-	3,863	-	3,863
Third-party net capital contribution/(distribution)	-	-	-	-	-	-	-	-	(64,896)	(64,896)
At end of period	219,316,028	(642,538)	602,238	(8,857)	40,408	1,619,305	8,695	2,261,789	864,465	3,126,254

	Three months ended March 31, 2023
	Shares		Amount
							Accumulated
					Additional		other	Total Burford		Total
	Ordinary	Treasury	Ordinary	Treasury	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	shares	shares	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,049,877	(468,000)	598,813	(3,749)	26,305	1,074,166	47,049	1,742,584	644,486	2,387,070
Net income/(loss)	-	-	-	-	-	259,425	-	259,425	41,956	301,381
Foreign currency translation adjustment	-	-	-	-	-	-	(9,875)	(9,875)	-	(9,875)
Distribution of ordinary shares to satisfy vested RSUs	-	375,341	-	3,007	(3,007)	-	-	-	-	-
Ordinary shares distributed by the Burford Capital Employee Benefit Trust	-	-	-	-	-	(3,360)	-	(3,360)	-	(3,360)
Transfer RSUs on vesting	-	-	-	-	1,234	(1,234)	-	-	-	-
Share-based compensation	-	-	-	-	3,504	-	-	3,504	-	3,504
Third-party net capital contribution/(distribution)	-	-	-	-	-	-	-	-	(25,359)	(25,359)
At end of period	219,049,877	(92,659)	598,813	(742)	28,036	1,328,997	37,174	1,992,278	661,083	2,653,361

See accompanying notes to the condensed consolidated financial statements.

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Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

1. Organization

Burford Capital Limited (the “Company”) and its consolidated subsidiaries (collectively with the Company, the “Group”) provide legal finance products and services and are engaged in the asset management business.

The Company was incorporated as a company limited by shares under the Companies (Guernsey) Law, 2008, as amended, on September 11, 2009. The Company has a single class of ordinary shares, which commenced trading on AIM, a market operated by the London Stock Exchange, in October 2009 and on the New York Stock Exchange in October 2020, in each case, under the symbol “BUR”. The Company’s subsidiaries have issued bonds that are traded on the Main Market of the London Stock Exchange and unregistered senior notes in private placement transactions pursuant to Rule 144A and Regulation S under the US Securities Act of 1933, as amended (the “Securities Act”).

2. Summary of significant accounting policies

Basis of presentation

The Group’s unaudited condensed consolidated interim financial statements at March 31, 2024 and for the three months ended March 31, 2024 and 2023 have been prepared in accordance with US GAAP and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for the fair presentation of the results for the interim period. Certain disclosures included in the Group’s consolidated financial statements at and for the year ended December 31, 2023 contained in the 2023 Annual Report have been condensed in, or omitted from, the Group’s unaudited condensed consolidated interim financial statements at March 31, 2024 and for the three months ended March 31, 2024 and 2023 contained in this Quarterly Report. The Group’s unaudited condensed consolidated interim financial statements at March 31, 2024 and for the three months ended March 31, 2024 and 2023 should be read in conjunction with the Group’s audited consolidated financial statements and the accompanying notes thereto contained in the 2023 Annual Report. The results at and for the three months ended March 31, 2024 are not necessarily indicative of the results for the full year.

Use of estimates

The preparation of the Group’s condensed consolidated financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, in each case, at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, among others, the valuation of capital provision assets (which requires the use of Level 3 valuation inputs) and other financial instruments, the measurement of deferred tax balances (including valuation allowances) and the accounting for goodwill. Actual results could differ from those estimates, and such differences could be material.

Consolidation

The condensed consolidated financial statements include the accounts of (i) the Company, (ii) its wholly owned or majority owned subsidiaries, (iii) the consolidated entities that are considered to be variable interest entities (“VIEs”) and for which the Company is considered the primary beneficiary and (iv) certain entities that are not considered VIEs but that the Company controls through a majority voting interest.

In connection with private funds and other related entities where the Group does not own 100% of the relevant entity, the Group makes judgments about whether it is required to consolidate such entities by applying the factors set forth in US GAAP for VIEs or voting interest entities under Accounting Standards Codification (“ASC”) 810—Consolidation.

VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, (ii) have equity investors that (A) do not have the ability to make significant decisions relating to the entity’s operations through voting rights, (B) do not have the obligation to absorb the expected losses or (C) do not have the right to receive the residual returns of the entity or (iii) have equity investors’ voting rights that are not proportional to the economics, and substantially all of the activities of the entity either involve or are conducted on behalf of an investor that has disproportionately few voting rights. An entity is deemed to be the primary beneficiary of the VIE if such entity has both (i) the power to direct the activities that most significantly impact the VIE’s economic performance and (ii) the right to receive benefits from the VIE or the obligation to absorb losses of the VIE that could be significant to the VIE.

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Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

In determining whether the Group is the primary beneficiary of a VIE, the Group considers both qualitative and quantitative factors regarding the nature, size and form of its involvement with the VIE, such as its role establishing the VIE and its ongoing rights and responsibilities, the design of the VIE, its economic interests, servicing fees and servicing responsibilities and certain other factors. The Group performs ongoing reassessments to evaluate whether changes in the entity’s capital structure or changes in the nature of the Group’s involvement with the entity result in a change to the VIE designation or a change to the Group’s consolidation conclusion.

The most significant judgments relate to the assessment of the Group’s exposure or rights to variable returns in Burford Opportunity Fund C LP (“BOF-C”), Burford Advantage Master Fund LP (the “Advantage Fund”), Colorado Investments Limited (“Colorado”) and, prior to its liquidation in the fourth quarter of 2023, BCIM Strategic Value Master Fund, LP (the “Strategic Value Fund”). The Group has assessed that its economic interest in the income generated from BOF-C and its investment as a limited partner in the Strategic Value Fund and the Advantage Fund, coupled with its power over the relevant activities as the fund manager, require the consolidation of BOF-C, the Strategic Value Fund and the Advantage Fund in the condensed consolidated financial statements. Similarly, the Group has assessed that its shareholding in Colorado, coupled with its power over the relevant activities of Colorado through contractual agreements, require the consolidation of Colorado in the condensed consolidated financial statements.

The Group is deemed to have a controlling financial interest in VIEs in which it is the primary beneficiary and in other entities in which it owns more than 50% of the outstanding voting shares and other shareholders do not have substantive rights to participate in management. The assets of these consolidated VIEs are not available to the Company, and the creditors of these consolidated VIEs do not have recourse to the Company.

For entities the Group controls but does not wholly own, the Group generally records a non-controlling interest within shareholders’ equity for the portion of the entity’s equity attributed to the non-controlling ownership interests. Accordingly, third-party share of net income or loss relating to non-controlling interests in consolidated entities is treated as a reduction or increase, respectively, of net income or loss in the condensed consolidated statements of operations. With respect to Colorado, an entity the Group controls but does not wholly own, the Group records a financial liability within “Financial liabilities relating to third-party interests in capital provision assets” for the portion of Colorado’s equity held by third parties. The third-party share of income or loss is included in “Plus/(Less): Third-party interests in capital provision assets” in the condensed consolidated statements of operations. All significant intercompany balances, transactions and unrealized gains and losses on such transactions are eliminated on consolidation.

Third-party interests in capital provision assets

Third-party interests in capital provision assets include the financial liability relating to third-party interests in Colorado as well as financial liabilities relating to third-party interests resulting from capital provision asset subparticipations recognized at fair value. Colorado holds a single financial asset and does not have any other business activity. Accordingly, Colorado does not meet the definition of a business, and the third-party interests in Colorado are accounted for as a collateralized borrowing rather than non-controlling interests in shareholders’ equity. Amounts included in the condensed consolidated statements of financial position represent the fair value of the third-party interests in the related capital provision assets, and the amounts included in the condensed consolidated statements of operations represent the third-party share of any gain or loss during the reporting period. Gains in the underlying capital provision asset result in increased financial liabilities to third-party interests in capital provision assets in the condensed consolidated statement of financial position and negative adjustments in the condensed consolidated statement of operations, presented as “(Less): Third-party interests in capital provision assets”. Conversely, losses in the underlying capital provision asset result in decreased financial liabilities to third-party interests in capital provision assets in the condensed consolidated statement of financial position and positive adjustments in the condensed consolidated statement of operations, presented as “Plus: Third-party interests in capital provision assets”.

Reclassifications

Certain reclassifications of the amounts for the prior period have been made to conform to the presentation of the current period, such as incorporating the “Legacy asset recovery incentive compensation including accruals” line item into the “Long-term incentive compensation including accruals” line item within the condensed consolidated

14    Burford Capital Quarterly Report March 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

statements of operations and moving the legacy asset recovery incentive compensation payable out of the “Other liabilities” line item into the “Long-term incentive compensation payable” line item within the condensed consolidated statements of financial position. These reclassifications have no effect on previously reported results of operations or total shareholders’ equity.

Fair value of financial instruments

The Group’s capital provision assets meet the definition of a financial instrument under ASC 825—Financial instruments. Single case, portfolio, portfolio with equity risk and legal risk management capital provision assets meet the definition of a derivative instrument under ASC 815—Derivatives and hedging and are accounted for at fair value. The Group has elected the fair value option for the Group’s joint ventures and equity method investments, due from settlement of capital provision assets, marketable securities and financial liabilities relating to third-party interests in capital provision assets to provide a consistent fair value measurement approach for all capital provision related activity. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition.

Financial instruments are recorded at fair value. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date under current market conditions.

Fair value hierarchy

US GAAP establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values as follows:

▪	Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date
▪	Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
▪	Level 3—unobservable inputs for the asset or liability

All transfers into and out of these levels are recognized as if they have taken place at the beginning of each reporting period.

Valuation processes

The Group’s senior professionals are responsible for developing the policies and procedures for fair value measurement of assets and liabilities. Following origination and at each reporting date, the movements in the values of assets and liabilities are required to be reassessed in accordance with the Group’s accounting policies. For this analysis, the reasonableness of material estimates and assumptions underlying the valuation is discussed and the major inputs applied are verified by comparing the information in the valuation computation to contracts, asset status and progress information and other relevant documents.

Valuation methodology for Level 1 assets and liabilities

Level 1 assets and liabilities are comprised of listed instruments, including equities, fixed income securities and investment funds. All Level 1 assets and liabilities are valued at the quoted market price at the reporting date.

Valuation methodology for Level 2 assets and liabilities

Level 2 assets and liabilities are comprised of debt and equity securities that are not actively traded and are valued at the last quoted or traded price at the reporting date, provided there is evidence that the price is not assessed as significantly stale so as to warrant a Level 3 classification.

Burford Capital Quarterly Report March 2024    15

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

Valuation methodology for Level 3 assets and liabilities

Fair value represents the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date under current market conditions.

The methods and procedures to determine fair value of assets and liabilities may include, among others, (i) obtaining information provided by third parties when available, (ii) obtaining valuation-related information from the issuers or counterparties (or their respective advisors), (iii) performing comparisons of comparable or similar assets or liabilities, as applicable, (iv) calculating the present value of future cash flows, (v) assessing other analytical data and information relating to the asset or liability, as applicable, that is an indication of value, (vi) evaluating financial information provided by or otherwise available with respect to the counterparties or other relevant entities and (vii) entering into a market transaction with an arm’s-length counterparty.

The material estimates and assumptions used in the analyses of fair value include the status and risk profile of the underlying asset or liability and, as applicable, the timing and expected amount of cash flows based on the structure and agreement of the asset or liability, the appropriateness of any discount rates used and the timing of, and estimated minimum proceeds from, a favorable outcome. Discount rates and a discounted cash flow basis for estimating fair value are applied to assets and liabilities measured at fair value, as applicable, most notably the Group’s capital provision assets. Significant judgment and estimation go into the assumptions that underlie the analyses, and the actual values realized with respect to assets or liabilities, as applicable, could be materially different from values obtained based on the use of those estimates.

Capital provision assets are fair valued using an income approach. The income approach estimates fair value based on estimated, risk-adjusted future cash flows, using a discount rate to reflect the funding risk of deploying capital for financing capital provision assets. The income approach requires management to make a series of assumptions, such as discount rate, the timing and amount of both expected cash inflows and additional financings and a risk-adjustment factor reflecting the uncertainty inherent in the cash flows primarily driven by litigation risk, which changes as a result of observable litigation events. These assumptions are considered Level 3 inputs.

A cash flow forecast is developed for each capital provision asset based on the anticipated financing commitments, damages or settlement estimates and the Group’s contractual entitlement. Cash flow forecasts incorporate management’s assumptions related to creditworthiness of the counterparty and collectability. In cases where cash flows are denominated in a foreign currency, forecasts are developed in the applicable foreign currency and translated to US dollars.

Capital provision assets are recorded at initial fair value, which is equivalent to the initial transaction price for a given capital provision asset, based on an assessment that it is an arm’s-length transaction between independent third parties and an orderly transaction between market participants. Using the cash flow forecast and a discount rate, an appropriate risk-adjustment factor is calculated to be applied to the forecast cash inflows to calibrate the valuation model to the initial transaction price. Each reporting period, the cash flow forecast is updated based on the best available information on damages or settlement estimates and it is determined whether there has been an objective event in the underlying litigation process, which would change the litigation risk and thus the risk-adjustment factor associated with the capital provision asset. The risk-adjustment factor as adjusted for any objective events in the underlying litigation process is referred to as the adjusted risk premium. For example, assume the risk premium at inception is calculated to be 65%, which is held constant until there is a milestone event. Assuming there is a favorable trial court ruling one year later for which the applicable milestone factor is 50%, then the risk premium would be adjusted to 32.5%, effectively releasing 50% of the original 65% risk premium haircut that was applied. Conversely, assuming there is a negative event one year later for which the applicable milestone factor is (50)%, then the risk premium would be adjusted to 82.5%, effectively closing the gap between the original risk premium of 65% and 100% by 50%. These objective events could include, among others:

▪	A significant positive ruling or other objective event prior to any trial court judgment
▪	A favorable trial court judgment
▪	A favorable judgment on the first appeal

16    Burford Capital Quarterly Report March 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

▪	The exhaustion of as-of-right appeals
▪	In arbitration cases, where there are limited opportunities for appeal, issuance of a tribunal award
▪	An objective negative event at various stages in the litigation process

Each reporting period, the updated risk-adjusted cash flow forecast is discounted at the then current discount rate to measure fair value. See note 11 (Fair value of assets and liabilities) for additional information.

In a small number of instances, the Group has the benefit of a secondary sale of a portion of an asset or liability. When this occurs, the market evidence is factored into the valuation process to maximize the use of relevant observable inputs. Secondary sales are evaluated for relevance, including whether such transactions are orderly, and weight is attributed to the market price accordingly, which may include calibrating the valuation model to observed market price.

The Company may, from time to time, become the owner of 100% of the property rights associated with a litigation chose in action, whether through purchase, assignment or otherwise. When that occurs in a manner that is final and effective without the prospect of rescission, the Company will evaluate the appropriate accounting treatment for such an occurrence, although it is unlikely that the Company’s typical approach to capital provisions assets will be available and an existing capital provision asset may need to be derecognized. Should derecognition of an existing capital provision asset occur, the then fair value of the capital provision asset may need to be expensed, and income only recognized from the claim upon resolution of the litigation when that gain is realized or realizable. At March 31, 2024, the Company had entered into an agreement that, if it ultimately becomes final and effective without the prospect of rescission, which is neither assured nor likely to occur within the next twelve months, would result in the Company becoming the 100% owner of choses in action related to a current capital provision asset with deployments of $108.1 million and a fair value materially in excess of that amount. The capital provision asset remains recorded at fair value at March 31, 2024.

Recently issued or adopted accounting pronouncements

In March 2024, the SEC adopted final rules under SEC Release No. 33-11275 and No. 34-99678, The Enhancement and Standardization of Climate-Related Disclosures for Investors (the “Final Rules”), which will require registrants to provide certain climate-related information in their registration statements and annual reports. The Final Rules will require, among other things, certain disclosures in the Group’s audited consolidated financial statements related to severe weather events and other natural conditions, subject to certain thresholds, as well as information related to carbon offsets and renewable energy credits. The financial statement disclosure requirements of the Final Rules will begin phasing in for the Group for the fiscal year ending December 31, 2025. In April 2024, the SEC stayed the effectiveness of the Final Rules. The Group is currently evaluating the impact of the Final Rules on its consolidated financial statements.

3. Supplemental cash flow data

The tables below set forth supplemental information with respect to the cash inflows and outflows for capital provision-direct and capital provision-indirect assets for the periods indicated.

	Three months ended March 31, 2024
	Capital provision-	Capital provision-
($ in thousands)	direct assets	indirect assets	Total
Proceeds from capital provision assets	159,871	87,690	247,561
Increase/(decrease) in payable for capital provision assets	(23)	-	(23)
Funding of capital provision assets	(74,790)	(50,613)	(125,403)

	Three months ended March 31, 2023
	Capital provision-	Capital provision-
($ in thousands)	direct assets	indirect assets	Total
Proceeds from capital provision assets	131,905	12,580	144,485
Increase/(decrease) in payable for capital provision assets	1,592	-	1,592
Funding of capital provision assets	(84,685)	(34,000)	(118,685)

Burford Capital Quarterly Report March 2024    17

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

Capital provision-direct assets represent those assets for which the Group has provided financing directly to a client or to finance a principal position in a legal finance asset. BOF-C is included in capital provision-direct assets because the Group does not invest any capital in BOF-C.

Capital provision-indirect assets represent those assets for which the Group’s capital is provided through a private fund as a limited partner contribution. For the three months ended March 31, 2024 and 2023, deployments in capital provision-indirect assets related solely to those assets held through the Advantage Fund.

4. Income taxes

The Company qualifies for exemption from income tax in Guernsey under the Income Tax (Exempt Bodies) (Guernsey) Ordinance, 1989, as amended. This exemption has to be applied for annually and has been applied for with respect to the year ending December 31, 2024.

The Company’s operating subsidiaries in Australia, Ireland, Singapore, the United Kingdom and the United States are subject to taxation in such jurisdictions as determined in accordance with relevant tax legislation. In certain cases, an operating subsidiary of the Company may elect a transaction structure that could be subject to income tax in a country related to the transaction creating the capital provision asset.

The effective tax rates were 7% and 2% for the three months ended March 31, 2024 and 2023, respectively. The variability in the effective tax rate from period to period reflects the differing realization of income and losses, and the differing tax rates at which such income and losses are taxed, in Guernsey and other jurisdictions. For the three months ended March 31, 2024, the effective tax rate reflects the blended nature of the Company’s capital provision assets and activities in the jurisdictions where the Group operates. Another significant factor in the determination of the effective tax rate is the change in the valuation allowance for the deferred tax asset arising from currently nondeductible interest expense and net operating losses.

The table below sets forth the gross deferred tax assets and liabilities, valuation allowance and net deferred tax liabilities at the dates indicated.

($ in thousands)	March 31, 2024	December 31, 2023
Gross deferred tax assets	69,953	60,195
Gross deferred tax liabilities	(91,096)	(90,955)
Valuation allowance	(23,653)	(19,252)
Net deferred tax liabilities	(44,796)	(50,012)

The valuation allowance primarily relates to interest expense and foreign net operating loss carryforwards. The Company has performed an assessment of positive and negative evidence, including the nature, frequency and severity of cumulative financial reporting losses in recent years, the future reversal of existing temporary differences, predictability of future taxable income exclusive of reversing temporary differences of the character necessary to realize the tax assets, relevant carryforward periods, taxable income in carryback periods if carryback is permitted under applicable tax laws and prudent and feasible tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax assets that would otherwise expire. Although realization is not assured, based on the Company’s assessment, the Company has concluded that it is more likely than not that the remaining gross deferred tax assets will be realized and, as such, no additional valuation allowance has been provided.

5. Segment reporting

There are two reportable segments, which reflects how the chief operating decision maker allocates resources and assesses performance: (i) capital provision, which comprises provision of capital to the legal industry or in connection with legal matters, both directly and through investment in the Group’s private funds; and (ii) asset management and other services, which includes the provision of services to the legal industry, including litigation insurance.

Other corporate includes certain operating and non-operating activities that are not used internally to measure and evaluate the performance of the reportable segments.

18    Burford Capital Quarterly Report March 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

The tables below set forth certain information with respect to the Group’s reportable segments for the periods indicated.

	Three months ended March 31, 2024
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income/(loss)	17,903	-	-	17,903	22,858	40,761
Plus/(Less): Third-party interests in capital provision assets	-	-	-	-	(5,224)	(5,224)
Asset management income/(loss)*	-	6,673	-	6,673	(4,810)	1,863
Marketable securities income/(loss) and bank interest	-	-	6,518	6,518	93	6,611
Other income/(loss)*	-	284	-	284	-	284
Total revenues*	17,903	6,957	6,518	31,378	12,917	44,295

Operating expenses	21,814	2,069	5,781	29,664	474	30,138

Other expenses
Finance costs	31,149	551	867	32,567	-	32,567
Foreign currency transactions (gains)/losses	-	-	488	488	4	492
Total other expenses	31,149	551	1,355	33,055	4	33,059

Income/(loss) before income taxes	(35,060)	4,337	(618)	(31,341)	12,439	(18,902)
*Includes the following revenue from contracts with customers for services transferred over time	-	6,811	-	6,811	(4,810)	2,001

1.

Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities.

	Three months ended March 31, 2023
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income/(loss)	316,015	-	-	316,015	159,918	475,933
Plus/(Less): Third-party interests in capital provision assets	-	-	-	-	(100,345)	(100,345)
Asset management income/(loss)*	-	19,357	-	19,357	(17,360)	1,997
Marketable securities income/(loss) and bank interest	-	-	3,058	3,058	15	3,073
Other income/(loss)*	-	247	-	247	-	247
Total revenues*	316,015	19,604	3,058	338,677	42,228	380,905

Operating expenses	42,460	6,435	5,114	54,009	290	54,299

Other expenses
Finance costs	19,193	421	939	20,553	-	20,553
Foreign currency transactions (gains)/losses	-	-	(2,422)	(2,422)	(18)	(2,440)
Total other expenses	19,193	421	(1,483)	18,131	(18)	18,113

Income/(loss) before income taxes	254,362	12,748	(573)	266,537	41,956	308,493
*Includes the following revenue from contracts with customers for services transferred over time	-	19,604	-	19,604	(17,360)	2,244

1.

Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Strategic Value Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities.

The table below sets forth the Group’s total assets by reportable segment at the dates indicated.

					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Total assets at March 31, 2024	4,244,596	75,077	118,109	4,437,782	1,574,426	6,012,208
Total assets at December 31, 2023	4,025,920	74,591	115,353	4,215,864	1,621,530	5,837,394
1.	Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities.

Burford Capital Quarterly Report March 2024    19

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

6. Capital provision assets

Capital provision assets are financial instruments that relate to the provision of capital in connection with legal finance. Capital provision-direct assets represent those assets for which the Group has provided financing directly to a client or to finance a principal position in a legal finance asset. BOF-C is included in capital provision-direct assets because the Group does not invest any capital in BOF-C. Capital provision-indirect assets represent those assets for which the Group’s capital is provided through a private fund as a limited partner contribution. For the three months ended March 31, 2024 and 2023, deployments in capital provision-indirect assets related solely to those assets held through the Advantage Fund.

The table below sets forth the changes in capital provision assets at the beginning and end of the relevant reporting periods.

	Three months ended March 31,
($ in thousands)	2024	2023
At beginning of period	5,045,388	3,735,556
Deployments	125,403	118,685
Realizations	(112,971)	(128,312)
Income/(loss) for the period	44,161	472,255
Foreign exchange gains/(losses)	(5,174)	4,680
At end of period	5,096,807	4,202,864

Capital provision-direct assets at end of period	4,860,773	4,059,789
Capital provision-indirect assets at end of period	236,034	143,075
Total capital provision assets at end of period	5,096,807	4,202,864

Unrealized fair value at end of period	2,758,751	2,096,557

The table below sets forth the components of the capital provision income/(loss) for the periods indicated.

	Three months ended March 31,
($ in thousands)	2024	2023
Net realized gains/(losses)	57,862	69,442
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	(13,701)	402,813
Income/(loss) on capital provision assets	44,161	472,255
Interest and other income/(loss)	802	-
Foreign exchange gains/(losses)	(4,202)	3,678
Total capital provision income/(loss) as reported in the condensed consolidated statements of operations	40,761	475,933

Exchange differences arising from capital provision assets denominated in a currency other than the functional currency of the entity in which such capital provision assets are held are recognized in “Capital provision income/(loss)” in the condensed consolidated statements of operations. All other foreign exchange translation differences arising from capital provision assets held by non-US dollar functional currency entities are recognized in “Other comprehensive income/(loss)” in the condensed consolidated statements of comprehensive income/(loss). The currency of the primary economic environment in which the Group’s entity operates is referred to as the “functional currency” of the Group’s entity.

On a consolidated basis, the capital provision-indirect assets represent legal finance assets in the Advantage Fund and, prior to its liquidation in the fourth quarter of 2023, equity securities and related claims in the Strategic Value Fund.

7. Due from settlement of capital provision assets

Amounts due from settlement of capital provision assets relate to the realization of capital provision assets that have successfully concluded and where there is no longer any litigation risk remaining. The settlement terms and timing of realizations vary by capital provision asset. The majority of settlement balances are received shortly after the respective period ends in which the capital provision assets have concluded, and all settlement balances are generally expected to be received within 12 months after the capital provision assets have concluded.

20    Burford Capital Quarterly Report March 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

The table below sets forth the changes in due from settlement of capital provision assets and the breakdown between current and non-current due from settlement of capital provision assets at the beginning and end of the relevant reporting periods.

	Three months ended March 31,
($ in thousands)	2024	2023
At beginning of period	265,540	116,582
Transfer of realizations from capital provision assets	112,971	128,312
Interest and other income/(loss)	802	-
Proceeds from capital provision assets	(247,561)	(144,485)
Foreign exchange gains/(losses)	(64)	85
At end of period	131,688	100,494

Current assets	129,288	96,744
Non-current assets	2,400	3,750
Total due from settlement of capital provision assets	131,688	100,494

8. Asset management income

The table below sets forth the components of the asset management income for the periods indicated.

	Three months ended March 31,
($ in thousands)	2024	2023
Management fee income	1,863	1,997
Performance fee income	-	-
Total asset management income	1,863	1,997

9. Long-term incentive compensation payable

The amounts for the three months ended March 31, 2023 have been reclassified to incorporate the “Legacy asset recovery incentive compensation including accruals” line item into the “Long-term incentive compensation including accruals” line item. See note 2 (Summary of significant accounting policies—Reclassifications) to the Group’s condensed consolidated financial statements for additional information.

The table below sets forth the changes in the long-term incentive compensation payable at the beginning and end of the relevant reporting periods.

	Three months ended March 31,
($ in thousands)	2024	2023
At beginning of period	183,134	71,412
Long-term incentive compensation including accruals	1,638	19,555
Transfer to short-term payable within general expenses payable	-	(481)
Cash paid	(4,482)	(3,711)
Foreign exchange gains/(losses)	(214)	389
At end of period	180,076	87,164

Burford Capital Quarterly Report March 2024    21

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

10. Debt

The table below sets forth certain information with respect to the Group’s debt securities outstanding at the dates indicated. Debt securities denominated in pound sterling have been converted to US dollar using GBP/USD exchange rates of $1.2632 and $1.2747 at March 31, 2024 and December 31, 2023, respectively.

		Outstanding at		Carrying value (at amortized cost) at		Fair value(1) at
	USD equivalent	March 31,	March 31,
	face value	2024 (in local	2024	March 31,	December 31,	March 31,	December 31,
($ in thousands)	at issuance	currency)	(in USD)	2024	2023	2024	2023
Burford Capital PLC
5.000% Bonds due 2026	$ 225,803	£175,000	$ 221,060	$ 220,194	$ 222,117	$ 213,752	$ 209,048

Burford Capital Finance LLC
6.125% Bonds due 2025	$ 180,000	$ 180,000	$ 180,000	$ 179,520	$ 179,432	$ 178,029	$ 175,797

Burford Capital Global Finance LLC
6.250% Senior Notes due 2028	$ 400,000	$ 400,000	$ 400,000	$ 394,982	$ 394,672	$ 389,688	$ 384,228
6.875% Senior Notes due 2030	$ 360,000	$ 360,000	$ 360,000	$ 351,963	$ 351,631	$ 353,156	$ 352,350
9.250% Senior Notes due 2031(2)	$ 675,000	$ 675,000	$ 675,000	$ 665,878	$ 386,878	$ 714,400	$ 424,568
Total debt			$ 1,836,060	$ 1,812,537	$ 1,534,730	$ 1,849,025	$ 1,545,991
1.	The Group’s outstanding indebtedness is held at amortized cost in the condensed consolidated financial statements, and these values represent the fair value equivalent amounts. The Group’s debt securities are classified as Level 2 within the fair value hierarchy.
2.	On January 30, 2024, Burford Capital Global Finance LLC issued $275 million aggregate principal amount of the Additional 2031 Notes (as defined below). See “—Issuance of Additional 2031 Notes” for additional information with respect to the issuance of the 2031 Additional Notes.

The table below sets forth unamortized issuance costs of the outstanding debt securities at the dates indicated.

($ in thousands)	March 31, 2024	December 31, 2023
6.125% Bonds due 2025	480	568
5.000% Bonds due 2026	866	956
6.250% Senior Notes due 2028	5,018	5,328
6.875% Senior Notes due 2030	5,976	6,223
9.250% Senior Notes due 2031	13,741	7,932

The table below sets forth the components of total finance costs of the outstanding indebtedness for the periods indicated.

	Three months ended March 31,
($ in thousands)	2024	2023
Debt interest expense	31,440	19,690
Debt issuance costs incurred as finance costs	1,127	863
Total finance costs	32,567	20,553

Description of debt securities

All of the Group’s outstanding debt securities have a fixed interest rate payable semi-annually in arrears and are unsecured, unsubordinated obligations of the respective issuer that are fully and unconditionally guaranteed by the Company and certain of its wholly owned indirect subsidiaries.

At March 31, 2024, the Group was in compliance with the covenants set forth in the respective agreements governing its debt securities.

The Company is required to provide certain information pursuant to the indentures governing the 6.250% Senior Notes due 2028 (the “2028 Notes”), the 6.875% Senior Notes due 2030 (the “2030 Notes”) and the 9.250% Senior Notes due 2031 (the Initial 2031 Notes and the Additional 2031 Notes (each, as defined below), collectively, the “2031 Notes”). The tables below set forth the total assets and third-party indebtedness at the dates indicated and total revenues for the periods indicated, in each case, of (i) the Company and its Restricted Subsidiaries (as defined in the indentures

22    Burford Capital Quarterly Report March 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

governing the 2028 Notes, the 2030 Notes and the 2031 Notes, as applicable) and (ii) the Company’s Unrestricted Subsidiaries (as defined in the indentures governing the 2028 Notes, the 2030 Notes and the 2031 Notes, as applicable).

($ in thousands)	March 31, 2024	December 31, 2023
Company and its Restricted Subsidiaries
Total assets	5,150,578	4,922,451
Third-party indebtedness	1,812,537	1,534,730

Unrestricted Subsidiaries
Total assets	861,630	914,943
Third-party indebtedness	-	-

	Three months ended March 31,
($ in thousands)	2024	2023
Company and its Restricted Subsidiaries
Total revenues	33,140	338,955

Unrestricted Subsidiaries
Total revenues	11,155	41,950

Issuance of Additional 2031 Notes

On January 30, 2024, Burford Capital Global Finance LLC issued $275 million aggregate principal amount of additional 9.250% Senior Notes due 2031 (the “Additional 2031 Notes”) at an offering price equal to 103.625% of the principal amount thereof, plus accrued interest from January 1, 2024. The Additional 2031 Notes were issued as “Additional Notes” under the indenture governing the $400 million aggregate principal amount of the 9.250% Senior Notes due 2031 (the “Initial 2031 Notes”), have identical terms to the Initial 2031 Notes (other than with respect to the date of issuance, the issue price and the first interest payment date) and are treated as a single class for all purposes under the indenture governing the Initial 2031 Notes.

11. Fair value of assets and liabilities

The tables below set forth the fair value of financial instruments grouped by the fair value level at the dates indicated.

	March 31, 2024
($ in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Capital provision assets
Derivative financial assets
Single case	-	-	933,138	933,138
Portfolio	-	-	2,896,129	2,896,129
Portfolio with equity risk	-	-	161,182	161,182
Legal risk management	-	-	5,822	5,822
Non-derivative financial assets
Joint ventures and equity method investments	-	-	160,317	160,317
Single case with equity risk	8,644	-	-	8,644
Assets of consolidated investment companies
Core legal finance (BOF-C)	8,475	-	687,066	695,541
Lower risk legal finance (Advantage Fund)	-	-	236,034	236,034
Due from settlement of capital provision assets	-	-	131,688	131,688
Marketable securities
Government securities	7,978	16,600	-	24,578
Corporate bonds	-	46,436	-	46,436
Asset-backed securities	-	13,769	-	13,769
Mutual funds	12,381	-	-	12,381
Certificates of deposit	5,709	-	-	5,709
Total assets	43,187	76,805	5,211,376	5,331,368

Liabilities:
Financial liabilities relating to third-party interests in capital provision assets	-	-	709,426	709,426
Total liabilities	-	-	709,426	709,426
Net total	43,187	76,805	4,501,950	4,621,942

Burford Capital Quarterly Report March 2024    23

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

	December 31, 2023
($ in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Capital provision assets
Derivative financial assets
Single case	-	-	934,131	934,131
Portfolio	-	-	2,875,881	2,875,881
Portfolio with equity risk	-	-	142,659	142,659
Legal risk management	-	-	3,523	3,523
Non-derivative financial assets
Joint ventures and equity method investments	-	-	178,628	178,628
Single case with equity risk	10,051	-	-	10,051
Assets of consolidated investment companies
Core legal finance (BOF-C)	9,914	-	705,092	715,006
Lower risk legal finance (Advantage Fund)	-	-	185,509	185,509
Due from settlement of capital provision assets	-	-	265,540	265,540
Marketable securities
Government securities	8,004	14,333	-	22,337
Corporate bonds	-	53,001	-	53,001
Asset-backed securities	-	20,047	-	20,047
Mutual funds	6,529	-	-	6,529
Certificates of deposit	5,647	-	-	5,647
Total assets	40,145	87,381	5,290,963	5,418,489

Liabilities:
Financial liabilities relating to third-party interests in capital provision assets	-	-	704,196	704,196
Total liabilities	-	-	704,196	704,196
Net total	40,145	87,381	4,586,767	4,714,293

The Group has elected the fair value option for the Group’s joint ventures and equity method investments, due from settlement of capital provision assets, marketable securities and financial liabilities relating to third-party interests in capital provision assets to provide a consistent fair value measurement approach for all capital provision related activity. Realized gains and losses, unrealized gains and losses and interest and dividend income on these assets are recognized within total revenues and presented in the condensed consolidated statements of operations when they are earned.

The key risk and sensitivity across all the capital provision assets relate to the underlying litigation associated with each case that is underwritten and financed. The sensitivity to this Level 3 input is therefore considered to be similar across the different types of capital provision assets and is expressed as a portfolio-wide stress.

Movements in Level 3 fair value assets and liabilities

The tables below set forth the analysis of the movements in the Level 3 financial assets and liabilities for the periods indicated.

	Three months ended March 31, 2024
					Income/(loss)	Foreign	At
	At beginning	Transfers			for the	exchange	end of
($ in thousands)	of period	into Level 3	Deployments	Realizations	period	gains/(losses)	period
Single case	934,131	-	33,534	(39,186)	6,336	(1,677)	933,138
Portfolio	2,875,881	-	24,695	(18,925)	16,600	(2,122)	2,896,129
Portfolio with equity risk	142,659	-	90	-	18,433	-	161,182
Legal risk management	3,523	-	-	-	2,374	(75)	5,822
Joint ventures and equity method investments	178,628	-	-	(488)	(17,046)	(777)	160,317
Core legal finance (BOF-C)	705,092	-	16,471	(45,594)	11,097	-	687,066
Lower risk legal finance (Advantage Fund)	185,509	-	50,613	(8,778)	8,690	-	236,034
Total capital provision assets	5,025,423	-	125,403	(112,971)	46,484	(4,651)	5,079,688
Due from settlement of capital provision assets	265,540	-	112,971	(247,561)	802	(64)	131,688
Total Level 3 assets	5,290,963	-	238,374	(360,532)	47,286	(4,715)	5,211,376

24    Burford Capital Quarterly Report March 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

Financial liabilities relating to third-party interests in capital provision assets	704,196	-	6	-	5,224	-	709,426
Total Level 3 liabilities	704,196	-	6	-	5,224	-	709,426

	Three months ended March 31, 2023
					Income/(loss)	Foreign	At
	At beginning	Transfers			for the	exchange	end of
($ in thousands)	of period	into Level 3	Deployments	Realizations	period	gains/(losses)	period
Single case	792,745	-	36,898	(49,141)	70,653	1,842	852,997
Portfolio	2,022,406	-	28,624	(20,408)	327,011	2,206	2,359,839
Portfolio with equity risk	99,406	-	89	-	13,395	-	112,890
Legal risk management	3,201	-	-	-	78	59	3,338
Joint ventures and equity method investments	159,225	-	1,746	(450)	3,345	511	164,377
Complex strategies (Strategic Value Fund)	12,657	-	-	-	-	-	12,657
Core legal finance (BOF-C)	526,575	-	17,328	(45,733)	47,573	-	545,743
Lower risk legal finance (Advantage Fund)	100,596	-	34,000	(12,580)	8,401	-	130,417
Total capital provision assets	3,716,811	-	118,685	(128,312)	470,456	4,618	4,182,258
Due from settlement of capital provision assets	116,582	-	128,312	(144,485)	-	85	100,494
Total Level 3 assets	3,833,393	-	246,997	(272,797)	470,456	4,703	4,282,752

Financial liabilities relating to third-party interests in capital provision assets	425,205	-	-	-	100,345	-	525,550
Total Level 3 liabilities	425,205	-	-	-	100,345	-	525,550

All transfers into and out of Level 3 are recognized as if they have taken place at the beginning of each reporting period. There were no transfers into or out of Level 3 during the three months ended March 31, 2024 and 2023.

Key unobservable inputs for Level 3 valuations

The Group’s valuation policy for capital provision assets provides for ranges of percentages to be applied against the risk-adjustment factor to more than 70 discrete objective litigation events across four principal different types of litigation in order to calculate the adjusted risk premium. The range for each event is ten percentage points. The Company typically marks assets at the middle of that range unless there are specific factors that cause the Group’s valuation committee to select a different point in the range and, on an exceptional basis, the Group’s valuation committee may also select a point outside the range. To decide which percentage to apply to a given asset, the Group’s valuation committee considers the kind and degree of legal, procedural or other investment-specific circumstances that may be present. See note 2 (Summary of significant accounting policies—Fair value of financial instruments) to the Group’s condensed consolidated financial statements for additional information with respect to the Group’s valuation approach.

The tables below set forth each of the key unobservable inputs used to value the Group’s capital provision assets and the applicable ranges and weighted average by relative fair value for such inputs.

Burford Capital Quarterly Report March 2024    25

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

($ in thousands)	March 31, 2024
Type:

Single case, portfolio, joint ventures and equity method investments, legal risk management, core legal finance (BOF-C)(1), financial liabilities relating to third-party interests in capital provision assets

Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate				5.5%	7.3%	7.2%
Duration(2) (years)				0.2	7.0	3.3
Adjusted risk premium				0.0%	100.0%	30.1%
Positive case milestone factor:
Significant ruling or other objective event prior to trial court judgment	93,207	57,383	150,590	5%	50%	28%
Trial court judgment or tribunal award	134,764	37,528	172,292	25%	60%	55%
Appeal judgment	60,402	57,939	118,341	71%	80%	72%
Exhaustion of as-of-right appeals	34,950	62,763	97,713	80%	80%	80%
Exhaustion of all appeals	77,177	68,278	145,455	100%	100%	100%
Settlement	5,675	16,417	22,092	40%	80%	48%
Portfolios with multiple factors	522,471	394,573	917,044	0%	100%	23%
Other	323	(160)	163	100%	100%	100%
Negative case milestone factor:
Significant ruling or other objective event prior to trial court judgment	22,732	(20,492)	2,240	(10)%	(60)%	(30)%
Trial court judgment or tribunal award	46,589	(26,408)	20,181	(10)%	(60)%	(58)%
Appeal judgment	7,989	(7,989)	-	(100)%	(100)%	(100)%
Portfolios with multiple factors	44,951	(23,316)	21,635	(10)%	(60)%	(43)%
No case milestone:	842,192	50,605	892,797
YPF-related assets:	62,434	1,322,166	1,384,600
	1,955,856	1,989,287	3,945,143

Type:	Lower risk legal finance (Advantage Fund)
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate	210,974	25,060	236,034	12.6%	21.5%	18.3%
Duration(2) (years)				0.8	4.8	2.1

Type:	Portfolio with equity risk, core legal finance (BOF-C)(1)
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate	123,069	66,016	189,085	13.9%	13.9%	13.9%
Resolution timing (years)				0.5	4.5	1.5
Conversion ratio				2.6	2.6	2.6

Type:	Due from settlement of capital provision assets
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Collection risk	131,688	-	131,688	0.0%	100.0%	0.0%

Level 3 assets and liabilities, net	$ 2,421,587	$ 2,080,363	$ 4,501,950

1.	Includes the proportional participation in these capital provision assets held by BOF-C.
2.	Duration refers to the expected timing of a favorable outcome. See note 2 (Summary of significant accounting policies—Fair value of financial instruments) to the Group’s condensed consolidated financial statements for additional information with respect to the valuation methodology for Level 3 assets.

26    Burford Capital Quarterly Report March 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

($ in thousands)	December 31, 2023
Type:

Single case, portfolio, joint ventures and equity method investments, legal risk management, core legal finance (BOF-C)(1), financial liabilities relating to third-party interests in capital provision assets

Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate				5.3%	7.3%	7.0%
Duration(2) (years)				0.5	7.2	3.4
Adjusted risk premium				0.0%	100.0%	30.2%
Positive case milestone factor:
Significant ruling or other objective event prior to trial court judgment	81,244	50,667	131,911	5%	40%	23%
Trial court judgment or tribunal award	130,529	61,175	191,704	25%	60%	54%
Appeal judgment	60,402	57,472	117,874	71%	80%	72%
Asset freeze	16,621	10,528	27,149	20%	20%	20%
Exhaustion of as-of-right appeals	34,318	61,828	96,146	80%	80%	80%
Exhaustion of all appeals	76,872	66,039	142,911	100%	100%	100%
Settlement	5,877	17,380	23,257	40%	80%	49%
Portfolios with multiple factors	498,296	405,078	903,374	1%	100%	22%
Other	338	(171)	167	100%	100%	100%
Negative case milestone factor:
Significant ruling or other objective event prior to trial court judgment	34,305	(28,057)	6,248	(10)%	(60)%	(43)%
Trial court judgment or tribunal award	41,950	(23,577)	18,373	(10)%	(60)%	(59)%
Appeal judgment	7,989	(7,989)	-	(100)%	(100)%	(100)%
Portfolios with multiple factors	29,636	(13,479)	16,157	(13)%	(60)%	(43)%
No case milestone:	865,568	55,868	921,436
YPF-related assets:	60,338	1,311,319	1,371,657
	1,944,283	2,024,081	3,968,364

Type:	Lower risk legal finance (Advantage Fund)
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate	164,259	21,250	185,509	12.4%	21.4%	17.5%
Duration(2) (years)				1.0	2.7	1.9

Type:	Portfolio with equity risk, core legal finance (BOF-C)(1)
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate	123,069	44,285	167,354	15.0%	15.0%	15.0%
Resolution timing (years)				0.8	4.8	1.7
Conversion ratio				2.6	2.6	2.6

Type:	Due from settlement of capital provision assets
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Collection risk	265,540	-	265,540	0%	100%	0%

Level 3 assets and liabilities, net	2,497,151	2,089,616	4,586,767

1.	Includes the proportional participation in these capital provision assets held by BOF-C.
2.	Duration refers to the expected timing of a favorable outcome. See note 2 (Summary of significant accounting policies—Fair value of financial instruments) to the Group’s condensed consolidated financial statements for additional information with respect to the valuation methodology for Level 3 assets.

Sensitivity of Level 3 valuations

Following origination, the Group engages in a review of each capital provision asset’s fair value in connection with the preparation of the condensed consolidated financial statements. Should the prices of the Level 3 due from settlement of capital provision assets, capital provision assets and financial liabilities relating to third-party interests in capital provision assets have been 10% higher or lower, while all other variables remained constant, the Group’s consolidated income and net assets would have increased or decreased, respectively, by $450.2 million and $458.7 million at March 31, 2024 and December 31, 2023, respectively.

Burford Capital Quarterly Report March 2024    27

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

In addition, at March 31, 2024 and December 31, 2023, should interest rates have been 50 or 100 basis points lower or higher, as applicable, than the actual interest rates used in the fair value estimates, while all other variables remained constant, the Group’s consolidated income and net assets would have increased or decreased, respectively, by the following amounts.

($ in thousands)	March 31, 2024	December 31, 2023
+100 bps interest rates	(161,886)	(161,110)
+50 bps interest rates	(82,059)	(81,745)
-50 bps interest rates	83,235	82,724
-100 bps interest rates	168,815	167,944

Furthermore, at March 31, 2024 and December 31, 2023, should duration have been six or 12 months shorter or longer, as applicable, than the actual durations used in the fair value estimates, while all other variables remained constant, the Group’s consolidated income and net assets would have decreased or increased, respectively, by the following amounts.

($ in thousands)	March 31, 2024	December 31, 2023
+12 months duration(1)	(384,717)	(363,901)
+6 months duration(1)	(194,726)	(188,718)
-6 months duration(1)	217,676	203,442
-12 months duration(1)	408,652	393,248
1.	Duration refers to the expected timing of a favorable outcome. See note 2 (Summary of significant accounting policies—Fair value of financial instruments) to the Group’s condensed consolidated financial statements for additional information with respect to the valuation methodology for Level 3 assets.

The sensitivity impact has been provided on a pre-tax basis for both the Group’s consolidated income and net assets as the Group considers the fluctuation in its effective tax rate from period to period could indicate changes in sensitivity not driven by the valuation that are difficult to follow and detract from the comparability of this information.

Reasonably possible alternative assumptions

The determination of fair value for capital provision assets, due from settlement of capital provision assets and financial liabilities relating to third-party interests in capital provision assets involves significant judgments and estimates. While the potential range of outcomes for the assets is wide, the Group’s fair value estimation is its best assessment of the current fair value of each asset or liability, as applicable. Such estimate is inherently subjective, being based largely on an assessment of how individual events have changed the possible outcomes of the asset or liability, as applicable, and their relative probabilities and hence the extent to which the fair value has altered. The aggregate of the fair values selected falls within a wide range of reasonably possible estimates. In the Group’s opinion, there is no useful alternative valuation that would better quantify the market risk inherent in the portfolio and there are no inputs or variables to which the values of the assets are correlated other than interest rates which impact the discount rates applied.

12. Variable interest entities

Consolidated VIEs

Pursuant to US GAAP consolidation guidance, the Group consolidates certain VIEs for which it is considered the primary beneficiary, either directly or indirectly, through a consolidated entity or affiliate. See note 2 (Summary of significant accounting policies—Consolidation) to the Group’s condensed consolidated financial statements for additional information with respect to the Group’s consolidation.

Consolidated VIEs include entities relating to the Group’s private funds (e.g., BOF-C, the Advantage Fund and, prior to its liquidation in the fourth quarter of 2023, the Strategic Value Fund), investment vehicles for sale and resale of the participation interests (e.g., Colorado) and acquisition of interests in secured promissory notes (e.g., Mellor Investments LLC, formerly known as Forest Hills Investments LLC).

The purpose of the private funds is to provide strategy-specific investment opportunities for investors in exchange for management-based and performance-based fees. The investment strategies of the private funds differ by product, but the fundamental risks are similar.

28    Burford Capital Quarterly Report March 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

Colorado is an exempted company established to receive a portion of the Group’s interest in the YPF-related Petersen claims and provide a vehicle for the sale and resale of the participation interests.

The Group, together with BCIM Partners III, LP and COLP, acquired interest in certain secured promissory notes through Mellor Investments LLC. The secured promissory notes are legal finance investments with proceeds payable out of two underlying litigation matters. This structure provides for the sharing of the economics, interest payments and settlement cash flows among the Group, BCIM Partners III, LP and COLP.

The Group provides revolving credit facilities to certain of its private funds for capital calls as required. These revolving credit facilities are entirely discretionary insofar as the Group is not obligated to fund under the revolving credit facilities. There were no amounts outstanding under the revolving credit facilities at March 31, 2024 and December 31, 2023, respectively.

The table below sets forth total assets and liabilities of the consolidated VIEs at the dates indicated.

($ in thousands)	March 31, 2024	December 31, 2023
Total assets	1,818,803	1,865,344
Total liabilities	(4,710)	(4,716)

The table below sets forth total revenues and certain information relating to cash flows of the consolidated VIEs for the periods indicated.

	Three months ended March 31,
($ in thousands)	2024	2023
Total revenues	22,276	134,430

Cash flows
Proceeds	133,278	66,743
(Funding)	(76,853)	(51,328)

Cash balance at period end	17,960	11,542

Unconsolidated VIEs

The Group’s maximum exposure to loss from the unconsolidated VIEs is the sum of capital provision assets, fee receivables, accrued income and loans to the unconsolidated VIEs.

The table below sets forth the Group’s maximum exposure to loss from the unconsolidated VIEs at the dates indicated.

($ in thousands)	March 31, 2024	December 31, 2023
On-balance sheet exposure	22,770	22,426
Off-balance sheet exposure - undrawn commitments	2,562	2,768
Maximum exposure to loss	25,332	25,194

13. Earnings per ordinary share

Basic earnings per ordinary share is computed by dividing net income/(loss) attributable to Burford Capital Limited shareholders by the weighted average number of ordinary shares issued and outstanding during the period. Diluted earnings per ordinary share reflects the assumed conversion of all dilutive securities, including, when applicable, RSUs. There were 889,425 and 651,178 potential ordinary shares related to the Company’s share-based awards excluded from diluted weighted average ordinary shares for the three months ended March 31, 2024 and 2023, respectively, as their inclusion would have had an anti-dilutive effect.

The table below sets forth the computation for basic and diluted net income/(loss) attributable to Burford Capital Limited shareholders per ordinary share for the periods indicated.

Burford Capital Quarterly Report March 2024    29

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

	Three months ended March 31,
($ in thousands, except share data)	2024	2023

Net income/(loss) attributable to Burford Capital Limited shareholders	(29,937)	259,425

Net income/(loss) attributable to Burford Capital Limited shareholders per ordinary share
Basic	(0.14)	1.19
Diluted	(0.14)	1.17

Weighted average ordinary shares outstanding
Basic	218,933,963	218,619,411
Dilutive effect of share-based awards	-	3,008,803
Diluted	218,933,963	221,628,214

14. Financial commitments and contingent liabilities

Commitments to financing arrangements

As a normal part of its business, the Group routinely enters into financing agreements that may require the Group to provide continuing financing over time, whereas other financing agreements provide for immediate financing of the total commitment. The terms of the former type of financing agreements vary widely—e.g., in cases of discretionary commitments, the Group is not contractually obligated to advance capital and generally would not suffer adverse financial consequences from not doing so and, therefore, has broad discretion as to each incremental financing of a continuing capital provision asset, while in cases of definitive commitments, the Group is contractually obligated to advance incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in the Group’s returns or the loss of the Group’s deployed capital in a case).

The Group’s commitments are capped at a fixed amount in its financing agreements. In addition, at March 31, 2024 and December 31, 2023, the Group had exposure to assets where the Group provided some form of legal risk arrangement pursuant to which the Group does not generally expect to deploy the full committed capital unless there is a failure of the claim, such as providing an indemnity for adverse legal costs. The table below sets forth the components of undrawn commitments at the dates indicated (assuming the GBP/USD exchange rate of 1.2632 and 1.2747 at March 31, 2024 and December 31, 2023, respectively).

($ in thousands)	March 31, 2024	December 31, 2023
Definitive	757,453	768,311
Discretionary	1,008,144	977,733
Total legal finance undrawn commitments	1,765,597	1,746,044
Legal risk (definitive)	54,483	55,583
Total capital provision-direct undrawn commitments	1,820,080	1,801,627
Capital provision-indirect undrawn commitments	20,972	71,662
Total capital provision undrawn commitments	1,841,052	1,873,289

Litigation

Given the nature of the Group’s business, the Group may from time to time receive claims against it or be subject to inbound litigation. Having considered the legal merits of any relevant claims or progressed litigation and having received relevant legal advice (including any legal advice from external advisers), the Group considers there to be no material contingent liability in respect of any such litigation requiring disclosure in the condensed consolidated financial statements.

15. Related party transactions

The Group has interests in joint ventures and equity method investments. See note 17 (Joint ventures and equity method investments) to the Group’s consolidated financial statements in the 2023 Annual Report for additional information with respect to the balances held with joint ventures and equity method investments.

The table below sets forth the fundings and proceeds from joint ventures and equity method investments for the periods indicated.

30    Burford Capital Quarterly Report March 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

	Three months ended March 31,
($ in thousands)	2024	2023
Fundings of joint ventures and equity method investments	763	1,746
Proceeds from joint ventures and equity method investments	2,160	450

16. Credit risk from financial instruments

The Group is exposed to credit risk in various asset structures that are set forth in note 2 (Summary of significant accounting policies) to the Group’s consolidated financial statements in the 2023 Annual Report, most of which involve financing sums recoverable only out of successful capital provision assets with a concomitant risk of loss of deployed cost. Upon becoming contractually entitled to proceeds, depending on the structure of the particular capital provision asset, the Group could be a creditor of, and subject to direct or indirect credit risk from, a claimant, a defendant and/or other parties, or a combination thereof. Moreover, the Group may be indirectly subject to credit risk to the extent a defendant does not pay a claimant immediately, notwithstanding successful adjudication of a claim in the claimant’s favor. The Group’s credit risk is uncertain given that its entitlement pursuant to its assets is generally not established until a successful resolution of claims, and its potential credit risk is mitigated by the diversity of its counterparties and indirect creditors, and due to a judgment creditor (in contrast to a conventional debtholder and in the absence of an actual bankruptcy of the counterparty) having immediate and unfettered rights of action to, for example, seize assets and garnish cash flows. The Group is also exposed to credit risk in respect of the cash and cash equivalents and marketable securities. The credit risk of the cash and cash equivalents is mitigated as all cash is placed with reputable banks with a sound credit rating or highly liquid government money market funds. Marketable securities primarily consist of government securities with original maturities longer than three months when purchased, investment grade corporate bonds, asset-backed securities and mutual funds, all of which can be redeemed on short notice or be sold on an active trading market.

The maximum credit risk exposure represented by cash, cash equivalents, marketable securities, due from settlement of capital provision assets and capital provision assets is specified in the condensed consolidated statements of financial position.

In addition, the Group is exposed to credit risk on financial assets and receivables in other assets, all of which are held at amortized cost. The maximum credit exposure for such amounts was the carrying value of $18.9 million and $17.8 million at March 31, 2024 and December 31, 2023, respectively. The Group reviews the lifetime expected credit loss based on historical collection performance, the specific provisions of any settlement agreement and a forward-looking assessment of macroeconomic factors. Based on this review, the Group has not identified any material expected credit loss relating to the financial assets held at amortized cost. The Group recognized no impairment for the three months ended March 31, 2024 and 2023.

The Group is not exposed to concentration of credit risk from a particular region or customer.

17. Subsequent events

There have been no events since March 31, 2024 to the date of this Quarterly Report that require recognition or disclosure in the condensed consolidated financial statements.

Burford Capital Quarterly Report March 2024    31

Operating and financial review and prospects

The following discussion and analysis of our operating and financial review and prospects should be read in conjunction with our condensed consolidated financial statements and the accompanying notes thereto contained elsewhere in this Quarterly Report. Certain information contained in the following discussion and analysis includes forward-looking statements that involve known and unknown risks, uncertainties and other factors. See “Forward-looking statements”.

The following discussion and analysis also contain a discussion of certain unaudited APMs (as defined below) and non-GAAP financial measures that are used by management to monitor our financial position and results of operations. These APMs and non-GAAP financial measures are supplemental and should not be considered in isolation from, as substitutes for, or superior to, our condensed consolidated financial position or results of operations as reported under US GAAP. See “—Basis of presentation of financial information” and “—Reconciliations” for additional information with respect to APMs and non-GAAP financial measures and the applicable reconciliations.

Economic and market conditions

Our returns are driven by judicial activity, and we believe our returns are generally uncorrelated to market conditions or the performance of the overall economy. At the date of this Quarterly Report, we observe further signs of the effect of higher interest rates contributing to distress in sectors such as commercial real estate and reflected broadly in a higher level of company insolvencies and bankruptcies in the United States and Europe. According to Standard & Poor’s, 37 of its rated companies defaulted in the first quarter of 2024, representing a level well above its average first-quarter default rate since 2008, while US defaulted debt amounted to $33 billion in the first quarter of 2024, an increase of 53% as compared to the first quarter of 2023. In the US, corporate funding pressures remained elevated through the first quarter of 2024 as market expectations of an easing in the Federal Reserve’s monetary policy were pared back following renewed inflation growth.

See “Risk factors—Risks relating to our business and industry—We are subject to credit risk relating to our various legal finance assets that could adversely affect our business, financial position, results of operations and/or liquidity” and “Risk factors—Risks relating to our business and industry—Legal, political and economic uncertainty surrounding the effects, severity and duration of public health threats (such as the Covid-19 pandemic) could adversely affect our business, financial position, results of operations and/or liquidity” in the 2023 Annual Report.

Covid-19

Court systems and other forms of adjudication have returned to functionality in the aftermath of the Covid-19 pandemic. In general, court activity has continued to work through the backlog caused by the Covid-19 pandemic and, during the three months ended March 31, 2024, we have observed continuing portfolio activity. Nevertheless, some court systems continue to face backlogs, delaying adjudication. In jurisdictions with court backlogs, the impetus to file new litigation may be diminished, unless there is an approaching limitation period. Inevitably, some of our matters (and thus our cash realizations from them) in jurisdictions impacted by court backlogs have been slowed by these dynamics. Delay in matters, however, is often profitable for us, as many of our assets have time-based terms that increase our returns as time passes, so we consider these delays to be deferral of income rather than its permanent diminution. We have not seen the discontinuance of any matters.

See “Risk factors—Risks relating to our business and industry—Legal, political and economic uncertainty surrounding the effects, severity and duration of public health threats could adversely affect our business, financial position, results of operations and/or liquidity” in the 2023 Annual Report.

Inflation

The effect of inflation on our revenues is mitigated to a significant extent by a number of factors, including the high returns generated by capital provision-direct assets and their relatively short weighted average lives. Furthermore, inflationary increases in legal case fees and expenses can increase the size of commitments, deployments and damages sought. However, because returns on most of our assets are at least partially based upon a multiple of those fees and expenses, our returns on successful cases should also increase in such circumstances. To the degree that inflation drives higher interest rates and to the extent that pre- and post-judgment interest rates in a particular jurisdiction are tied to market interest rates, higher inflation would result in increases in awards by the relevant courts. The effect of inflation on our expenses would predominantly be through employee costs, which represent the majority of our operating expenses, although a significant portion of compensation-related expenses are performance-based. Our principal finance costs are represented by interest expenses associated with our outstanding debt securities, though these are fixed coupon and non-adjustable, irrespective of the rate of inflation.

32    Burford Capital Quarterly Report March 2024

Party solvency

Litigation outcomes stand apart from the remainder of the conventional credit universe because they do not arise as a result of a contractual relationship between the judgment debtor and creditor, unlike essentially all other forms of credit obligation. Thus, for example, for a debtholder to recover on a defaulted debt, there are many steps typically involving notice, a cure period and usually a subsequent judicial or insolvency proceeding that will generally sweep in other creditors, resulting in a meaningful risk of the debt being impaired or compromised. By contrast, a judgment creditor has immediate and unfettered rights of action to, for example, seize assets and garnish cash flows.

The ultimate payor in much of our litigation is either (i) a government or a state-owned entity, (ii) an insurer or (iii) a large company in an industry less likely to be rendered insolvent by economic disruption associated with increases in interest rates. To the extent that parties in our matters do become insolvent, the impact of a party’s insolvency on pending litigation is difficult to predict and is not only case specific, but also dependent on the insolvency process in the country in issue. For example, in the United States, entry into a corporate restructuring via Chapter 11 of the US Bankruptcy Code does not eliminate litigation claims but is likely to delay them, whereas in countries that proceed directly to liquidation, a pending claim is more likely to be settled at a lower value than might have been the case had the party remained solvent. In general, however, other than in insolvencies where there is no recovery for anyone but secured creditors, we would still expect to see a recovery, but that recovery is likely to be delayed and could well be reduced in size during the restructuring or liquidation process.

Higher interest rates also present the risk that parties may become insolvent, which could impact the timing and quantum of litigation realizations.

As our portfolio has evolved, a much larger portion of our assets are related to large companies or law firms with low insolvency risk or in asset purchases where counterparty risk is not a factor. In a significant number of our assets, we are a secured creditor with respect to the litigation we are financing, and the litigation is a valuable contingent asset, the recovery of which is in the best interest of the counterparty’s stakeholders. As a result, it is unlikely that the financial distress or insolvency of one of our counterparties would interfere with the continued progress of the litigation matter.

Other items

There were no material developments with respect to, or changes from, our disclosure in the 2023 Annual Report relating to the international sanctions on Russian businesses and individuals and the conflict in Israel and Gaza.

Basis of presentation of financial information

We report our condensed consolidated financial statements at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023 contained in this Quarterly Report in accordance with US GAAP. Our condensed consolidated financial statements are presented in US dollars.

Non-GAAP financial measures relating to our business structure

US GAAP requires us to present financial statements that consolidate some of the limited partner interests in private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. See note 12 (Variable interest entities) to our condensed consolidated financial statements for additional information. We refer to this presentation as “consolidated”. We strive to provide a view of Burford as a stand-alone business (i.e., eliminating the impact of these private funds) by furnishing information on a non-GAAP basis that eliminates the effect of this consolidation. We refer to this presentation as “Burford-only”. In addition, we strive to provide supplemental information that presents the totality of our legal finance activities by furnishing information on a non-GAAP basis that reflects the contribution of both our consolidated and non-consolidated private funds. We refer to this presentation as “Group-wide”.

To that end, throughout this Quarterly Report, we refer to our business as follows:

▪	Consolidated
Refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under US GAAP. At the date of this Quarterly Report, the major entities where there is also a third-party partner in, or owner of, those entities include BOF-C, the Advantage Fund, Colorado and several other entities in which we hold investments where there is also a third-party partner in, or owner of, those entities.
▪	Burford-only
Refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly owned entities owned by others.

Burford Capital Quarterly Report March 2024    33

▪	Group-wide
Refers to the totality of assets managed by Burford, including those portions of the private funds owned by third parties and including private funds that are not consolidated within Burford’s condensed consolidated financial statements. Group-wide is therefore the sum of Burford-only and non-controlling interests in consolidated and non-consolidated private funds. Group-wide does not include third-party interests in capital provision assets, the economics of which have been sold to those third parties, and which do not meet the criteria to be recognized as a sale under US GAAP. This includes the third-party interests in Colorado and other capital provision asset subparticipations.

We use Burford-only and Group-wide financial measures, which are calculated and presented using methodologies other than in accordance with US GAAP, to supplement analysis and discussion of our condensed consolidated financial statements. We believe that the presentation of Burford-only financial measures is consistent with how management measures and assesses the performance of our reportable segments, which are evaluated by management on a Burford-only basis, and that it provides valuable and useful information to investors to aid in understanding our performance in addition to our condensed consolidated financial statements prepared in accordance with US GAAP by eliminating the effect of the consolidation of some of the limited partner interests in our private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We believe that the presentation of Group-wide financial measures, including Group-wide information on our capital provision assets and undrawn commitments, is useful to investors because they convey the scale of our existing (in the case of Group-wide capital provision assets) and potential future (in the case of Group-wide undrawn commitments) business and the performance of all legal finance assets originated by us. Although we do not receive all of the returns of our private funds, we do receive management and performance fees as part of our income. Further, we believe that Group-wide portfolio metrics, including the performance of our private funds, are important measures by which to assess our ability to attract additional capital and to grow our business, whether directly or through private funds. These non-GAAP financial measures should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. See “—Reconciliations” for the reconciliations of these non-GAAP financial measures to our condensed consolidated financial statements prepared in accordance with US GAAP.

APMs and non-GAAP financial measures relating to our operating and financial performance

APMs

This Quarterly Report presents certain unaudited alternative performance measures (“APMs”). The APMs are presented because (i) we use them to monitor our financial position and results of operations and/or (ii) we believe they are useful to investors, securities analysts and other interested parties. The APMs, as defined by us, may not be comparable to similarly titled measures as presented by other companies due to differences in the way the APMs are calculated. Even though the APMs are used to assess our financial position and results of operations, and these types of measures are commonly used by investors, they have important limitations as analytical tools and should not be considered in isolation from, as substitutes for, or superior to, our condensed consolidated financial position or results of operations prepared in accordance with US GAAP. Consistent with how management assesses Burford’s business, we also present certain of these APMs on a (i) consolidated basis, (ii) Burford-only basis and (iii) Group-wide basis.

The presentation of the APMs is for informational purposes only and does not purport to present what our actual financial position or results of operations would have been, nor does it project our financial position at any future date or our results of operations for any future period. The presentation of the APMs is based on information available at the date of this Quarterly Report and certain assumptions and estimates that we believe are reasonable. Several of the APMs measure certain performance of our assets to the end of the period and include concluded and partially concluded assets (as defined below).

In discussing cash returns and performance of our asset management business, we refer to several alternative performance measures as set forth below:

▪	Assets under management
Consistent with our status as an SEC-registered investment adviser, we report publicly on our asset management business on the basis of US regulatory assets under management (“AUM”). AUM, as we report it, means the fair value of the capital invested in private funds and individual capital vehicles plus the capital that we are entitled to call from investors in those private funds and vehicles pursuant to the terms of their respective capital commitments to those private funds and vehicles. Our AUM differs from our private funds’ contribution to our Group-wide portfolio, which consists of deployed cost, fair value adjustments and undrawn commitments made on the legal finance assets those private funds have financed.

34    Burford Capital Quarterly Report March 2024

▪	Concluded and partially concluded assets
A legal finance asset is “concluded” for our purposes when there is no longer any litigation risk remaining. We use the term to encompass (i) entirely concluded legal finance assets where we have received all proceeds to which we are entitled (net of any entirely concluded losses), (ii) partially concluded legal finance assets where we have received some proceeds (for example, from a settlement with one party in a multi-party case) but where the case is continuing with the possibility of receiving additional proceeds and (iii) legal finance assets where the underlying litigation has been resolved and there is a promise to pay proceeds in the future (for example, in a settlement that is to be paid over time).
▪	Deployed cost Deployed cost is the amount of financing we have provided for an asset at the applicable point in time.

For purposes of calculating returns, we must consider how to allocate the costs associated with an asset in the event of a partial conclusion. Our approach to cost allocation depends on the type of asset:

o	When single case assets have partial resolutions along the way without the entire case being resolved, most commonly because one party settles and the remaining part(y)/(ies) continue to litigate, we report the partial resolution when agreed as a partial realization and allocate a portion of the deployed cost to the partial resolution depending on the significance of the settling party to the overall claim.
o	In portfolio assets when a case (or part of a case) resolves or generates cash proceeds, we report the partial resolution when agreed as a partial realization and allocate a portion of the deployed cost to the resolution. The allocation depends on the structure of the individual portfolio arrangement and the significance of the resolution to the overall portfolio, but it is in essence a method that mimics the way an investor would allocate cost basis across a portfolio of security purchases.
▪	Commitment
A commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide financing on a schedule or, more often, when certain expenses are incurred) or discretionary (allowing us to provide financing after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.
▪	Internal rate of return
Internal rate of return (“IRR”) is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating costs appropriately. IRRs do not include unrealized gains or losses.
▪	Return on invested capital
Return on invested capital (“ROIC”) from a concluded asset is the absolute amount of realizations from such asset in excess of the amount of expenditure incurred in financing such asset divided by the amount of expenditure incurred, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (“MOIC”) instead of a ROIC basis. MOIC includes the return of capital and, therefore, is 1x higher than ROIC. In other words, 70% ROIC is the same as 1.70x MOIC.
▪	Weighted average life
Weighted average life (“WAL”) of one of our legal finance assets represents the average length of time from deployment and/or cash outlay until we receive a cash realization (actual or, if necessary, estimated) from that asset weighted by the amount of that realization or deployment, as applicable. In other words, WAL is how long our asset is outstanding on average.

Unlike our IRR and ROIC calculations, using the aggregate cash flows from the portfolio in making our portfolio level computations will not readily work with WAL computations because our funded assets are originated in different timeframes. Instead, in calculating a portfolio WAL, we compute a weighted average of the individual asset WALs. In doing this, we weight the individual WALs by the costs deployed on the asset and also, as a separate calculation, by the amount of realizations on the individual assets.

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Non-GAAP financial measures

In addition to these measures of cash returns and performance of our asset management business, we also refer to cash receipts, tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share, which are non-GAAP financial measures:

▪	Cash receipts
Cash receipts represent cash generated during the reporting period from our capital provision assets, asset management income and certain other items, before any deployments into financing existing or new assets.

Cash receipts are a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is proceeds from capital provision assets as set forth in our condensed consolidated statements of cash flows. We believe that cash receipts are an important measure of our operating and financial performance and are useful to management and investors when assessing the performance of our Burford-only capital provision assets. See “—Reconciliations—Cash receipts reconciliations” for a reconciliation of cash receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP.

▪	Tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share

Tangible book value attributable to Burford Capital Limited is calculated by subtracting intangible assets (such as goodwill) from total Burford Capital Limited equity. Tangible book value attributable to Burford Capital Limited per ordinary share is calculated by dividing tangible book value attributable to Burford Capital Limited by the total number of outstanding ordinary shares.

Each of tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share is a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is total Burford Capital Limited equity as set forth in our condensed consolidated statements of financial position. We believe that tangible book value attributable to Burford Capital Limited per ordinary share is an important measure of our financial condition and is useful to management and investors when assessing capital adequacy and our ability to generate earnings on tangible equity invested by our shareholders. See “—Reconciliations—Tangible book value attributable to Burford Capital Limited per ordinary share reconciliations” for a reconciliation of tangible book value attributable to Burford Capital Limited per ordinary share to total Burford Capital Limited equity, the most comparable measure calculated in accordance with US GAAP.

Results of operations and financial position

Set forth below is a discussion of our consolidated results of operations for the three months ended March 31, 2024 and 2023 and our consolidated financial position at March 31, 2024 and December 31, 2023, in each case, on a consolidated basis, unless noted otherwise.

Statements of operations for the three months ended March 31, 2024 as compared to the three months ended March 31, 2023

Overview

The table below sets forth a summary of our condensed consolidated statements of operations for the periods indicated.

Consolidated (GAAP)	Three months ended March 31,
($ in thousands)	2024	2023	Change	%
Total revenues	44,295	380,905	(336,610)	(88)%
Total operating expenses	30,138	54,299	(24,161)	(44)%
Operating income/(loss)	14,157	326,606	(312,449)	(96)%

Total other expenses	33,059	18,113	14,946	83%
Income/(loss) before income taxes	(18,902)	308,493	(327,395)	NM

(Provision for)/benefit from income taxes	1,404	(7,112)	8,516	NM
Net income/(loss)	(17,498)	301,381	(318,879)	NM

36    Burford Capital Quarterly Report March 2024

Net income/(loss) attributable to non-controlling interests	12,439	41,956	(29,517)	(70)%
Net income/(loss) attributable to Burford Capital Limited shareholders	(29,937)	259,425	(289,362)	NM

Note: “NM” denotes not meaningful. Changes from negative to positive amounts and positive to negative amounts, increases or decreases from zero and changes greater than 700% are not considered meaningful.

Total revenues decreased 88% to $44.3 million for the three months ended March 31, 2024 as compared to $380.9 million for the three months ended March 31, 2023. The bulk of that decline was due to the absence in the three months ended March 31, 2024 of a $291.3 million write-up in the YPF-related assets, which occurred in the three months ended March 31, 2023 arising from the March 2023 Ruling (as defined below). In addition, the impact of increasing discount rates (versus decreasing in the three months ended March 31, 2023) and lower unrealized gains also contributed to the decline in total revenues. The decrease in total revenues was partially offset by a decrease in operating expenses primarily due to the decrease in compensation-related accruals in light of lower unrealized gains. The net result was a decrease in the net income/(loss) attributable to Burford Capital Limited shareholders to a net loss of $29.9 million for the three months ended March 31, 2024 as compared to a net income of $259.4 million for the three months ended March 31, 2023.

Revenues

The table below sets forth the components of our total revenues for the periods indicated.

Consolidated (GAAP)	Three months ended March 31,
($ in thousands)	2024	2023	Change	%
Capital provision income/(loss)	40,761	475,933	(435,172)	(91)%
Plus/(Less): Third-party interests in capital provision assets	(5,224)	(100,345)	95,121	(95)%
Asset management income/(loss)	1,863	1,997	(134)	(7)%
Marketable securities income/(loss) and bank interest	6,611	3,073	3,538	115%
Other income/(loss)	284	247	37	15%
Total revenues	44,295	380,905	(336,610)	(88)%

Capital provision income/(loss)

Capital provision income decreased 91% to $40.8 million for the three months ended March 31, 2024 as compared to $475.9 million for the three months ended March 31, 2023. The period-over-period change in capital provision income is predominantly attributable to a decrease in fair value adjustments as discussed above.

The table below sets forth the components of our capital provision income for the periods indicated.

Consolidated (GAAP)	Three months ended March 31,
($ in thousands)	2024	2023	Change	%
Net realized gains/(losses)	57,862	69,442	(11,580)	(17)%
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	(13,701)	402,813	(416,514)	NM
Foreign exchange gains/(losses)	(4,202)	3,678	(7,880)	NM
Other	802	-	802	NM
Total capital provision income/(loss)	40,761	475,933	(435,172)	(91)%

For the three months ended March 31, 2024, net realized gains were $57.9 million, comprising $73.5 million of gross realized gains, offset by gross realized losses of $15.6 million. For the three months ended March 31, 2023, net realized gains were $69.4 million, comprising $73.5 million of gross realized gains, offset by gross realized losses of $4.1 million. The increase in gross realized losses is primarily due to a greater realized loss in the three months ended March 31, 2024, attributable to a single asset in the amount of $15.1 million which had unfavorable conclusions on certain sub-cases in a portfolio capital provision asset that has nevertheless previously generated realized gains in excess of this loss amount. Overall, realized gains resulted from $113.0 million in realizations for the three months ended March 31, 2024 as compared to $128.3 million in realizations for three months ended March 31, 2023.

Fair value adjustments, net of previously recognized unrealized gains/(losses) transferred to realized gains, are affected by a number of factors, including changes in discount rate, duration and litigation risk premium, the reversal of previously recognized unrealized gains upon conclusion of a matter and its transfer to realized gains and actual performance of matters as they pass through milestones. All of those factors contributed to the loss of $13.7 million for the three months ended March 31, 2024 as compared to a gain of $402.8 million for the three months ended March 31, 2023, with no individual asset having a material impact on the quarter’s performance other than the absence of the fair value adjustment on the YPF-related assets versus the comparative period.

As part of our fair value methodology, we discount the expected future cash flows. The weighted average discount rate increased to 7.2% at March 31, 2024 from 7.0% at December 31, 2023 and, in isolation, resulted in lower net present

Burford Capital Quarterly Report March 2024    37

values. As an indication of the impact, the fair value of the capital provision assets had a sensitivity of an $82.1 million decrease in capital provision income for an assumed increase of 50 basis points in discount rates at March 31, 2024. The sensitivity figure is a point in time calculation at March 31, 2024 and therefore an approximation of the impact the change in discount rates would have had on capital provision income.

Fair value is also be impacted by changes in the adjusted risk premium, which was slightly down at 30.1% at March 31, 2024 from 30.2% at December 31, 2023. This metric is a risk adjustment (haircut) applied to the potential proceeds due to us in the event of a successful litigation outcome and is intended to reflect the remaining litigation risk. The impact of the addition of newly acquired or originated capital provision assets during the period (which generally have higher risk premiums at the start of the capital provision asset’s life) was offset by net favorable developments across the rest of the portfolio.

Plus/(Less): Third-party interests in capital provision assets

Third-party interests in capital provision assets were a reduction in capital provision income of $5.2 million for the three months ended March 31, 2024 as compared to a reduction in capital provision income of $100.3 million for the three months ended March 31, 2023. The financial liability owed to Colorado increased during the three months ended March 31, 2024, which was reflected as a reduction of $5.4 million to us. The lower reduction was due to the absence in the three months ended March 31, 2024 of a large write-up in the YPF-related assets which accounted for $99.8 million in the three months ended March 31, 2023.

Asset management income/(loss)

Asset management income was relatively flat at $1.9 million for the three months ended March 31, 2024 as compared to $2.0 million for the three months ended March 31, 2023. As BOF-C is a consolidated entity, asset management income from this private fund is eliminated on a consolidated basis. See “—Asset management” for a discussion of our asset management income on a Burford-only basis.

Marketable securities income/(loss) and bank interest

Marketable securities income and bank interest increased 115% to $6.6 million for the three months ended March 31, 2024 as compared to $3.1 million for the three months ended March 31, 2023. The increase is predominantly driven by higher income from our cash and cash equivalents due to larger average balances throughout the three months ended March 31, 2024 as compared to the three months ended March 31, 2023.

Other income/(loss)

Other income was relatively flat at $0.3 million for the three months ended March 31, 2024 as compared to $0.2 million for the three months ended March 31, 2023.

Operating expenses

The table below sets forth the components of our total operating expenses for the periods indicated.

Consolidated (GAAP)	Three months ended March 31,
($ in thousands)	2024	2023	Change	%
Salaries and benefits	11,664	12,492	(828)	(7)%
Annual incentive compensation	4,836	4,686	150	3%
Share-based compensation	3,863	3,504	359	10%
Long-term incentive compensation including accruals	1,638	19,555	(17,917)	(92)%
Total compensation and benefits	22,001	40,237	(18,236)	(45)%
General, administrative and other	7,450	7,751	(301)	(4)%
Case-related expenditures ineligible for inclusion in asset cost	687	6,311	(5,624)	(89)%
Total operating expenses	30,138	54,299	(24,161)	(44)%

Total operating expenses decreased 44% to $30.1 million for the three months ended March 31, 2024 as compared to $54.3 million for the three months ended March 31, 2023. The decrease in total operating expenses is driven primarily by lower fair value driven compensation-related accruals and significantly lower case-related expenditures ineligible for inclusion in asset cost due to the resolution of certain matters during the three months ended June 30, 2023 and the three months ended December 31, 2023. The remaining expense categories remained relatively flat and in certain instances such as in salaries and benefits and general, administrative and other decreased slightly as a result of our cost management strategies.

The amounts for the prior period have been reclassified to incorporate the “Legacy asset recovery incentive compensation including accruals” line item into the “Long-term incentive compensation including accruals” line item within the condensed consolidated statements of operations. The legacy asset recovery arrangement is nearing

38    Burford Capital Quarterly Report March 2024

completion and is no longer expected to be a significant component of incentive compensation expense. See note 2 (Summary of significant accounting policies—Reclassifications) to our condensed consolidated statements for additional information. The decrease in long-term incentive compensation including accruals is in light of the lower unrealized fair value of our assets, primarily attributable to the absence in the three months ended March 31, 2024 of a large write-up in the YPF-related assets which occurred in the three months ended March 31, 2023 and due to the decrease in the number of eligible assets for the legacy asset recovery grandfathered cases as one of the two remaining cases had concluded in the prior year.

Case-related expenditures ineligible for inclusion in asset cost significantly decreased in the three months ended March 31, 2024, reflecting a decrease in the level of expenses and instances where we incur legal or other related expenses that are directly attributable to a capital provision asset but that do not form part of the deployed amount under a capital provision agreement, such as when we bear incremental legal expenses in cases. Examples of such expenses include fees paid to third parties when our management has sought its own legal advice or expert opinion with respect to matters related to a capital provision asset. These expenses are expected to fluctuate period-over-period and accounted for $0.5 million and $6.2 million of the total case-related expenditures ineligible for inclusion in asset cost for the three months ended March 31, 2024 and 2023, respectively.

Case-related expenditures ineligible for inclusion in asset cost also include some situations where we are effectively the claimant in a litigation matter either due to the acquisition of assets or the assignment of a claim. These type of expenditures accounted for $0.2 million and $0.1 million of the total case-related expenditures ineligible for inclusion in asset cost for the three months ended March 31, 2024 and 2023, respectively. While we report these costs as expenses for accounting purposes, we treat them for return and performance purposes no differently than traditional legal finance arrangements.

Other expenses

The table below sets forth the components our total other expenses for the periods indicated.

Consolidated (GAAP)	Three months ended March 31,
($ in thousands)	2024	2023	Change	%
Finance costs	32,567	20,553	12,014	58%
Foreign currency transactions (gains)/losses	492	(2,440)	2,932	NM
Total other expenses	33,059	18,113	14,946	83%

Finance costs

Finance costs increased 58% to $32.6 million for the three months ended March 31, 2024 as compared to $20.6 million for the three months ended March 31, 2023. The increase in finance costs is due to the inclusion for the three months ended March 31, 2024 of interest expense for the Initial 2031 Notes issued in June 2023 and the Additional 2031 Notes issued in January 2024, offset by the early redemption of the 6.125% bonds due 2024 in July 2023.

Foreign currency transactions (gains)/losses

Foreign currency transactions (gains)/losses were a loss of $0.5 million for the three months ended March 31, 2024 as compared to a gain of $2.4 million for the three months ended March 31, 2023. The period-over-period change is due to the strengthening of the pound sterling against the US dollar.

(Provision for)/benefit from income taxes

The table below sets forth our (provision for)/benefit from income taxes for the periods indicated.

Consolidated (GAAP)	Three months ended March 31,
($ in thousands)	2024	2023	Change	%
(Provision for)/benefit from income taxes	1,404	(7,112)	8,516	NM

Income taxes were a benefit of $1.4 million for the three months ended March 31, 2024 as compared to a provision of $7.1 million for the three months ended March 31, 2023. The period-over-period change in income taxes is due primarily to limitations on deductions and use of net operating losses in various jurisdictions, as compared to the three months ended March 31, 2023, as well as a decrease in net income before taxes. Cash taxes paid were $0.4 million and $0.5 million for the three months ended March 31, 2024 and 2023, respectively.

Burford Capital Quarterly Report March 2024    39

Net income/(loss) attributable to non-controlling interests

The table below sets forth our net income/(loss) attributable to non-controlling interests for the periods indicated.

Consolidated (GAAP)	Three months ended March 31,
($ in thousands)	2024	2023	Change	%
Net income/(loss) attributable to non-controlling interests	12,439	41,956	(29,517)	(70)%

We consolidate certain entities that have other shareholders and/or investors, including the Advantage Fund and BOF-C. The Advantage Fund does not have a traditional management and performance fee structure, but instead we retain any excess returns after the first 10% of annual simple returns are remitted to the Advantage Fund’s investors. With respect to BOF-C, under the co-investing arrangement with the sovereign wealth fund, we (in our capacity as the appointed investment adviser) receive reimbursement of expenses from BOF-C up to a certain level before we or the sovereign wealth fund, as applicable, receive a return of capital. After the repayment of capital, we then receive a portion of the return generated from the assets held by BOF-C. We include 100% of the Advantage Fund’s and BOF-C’s income and expenses in the applicable line items in our condensed consolidated statements of operations (for example, 100% of the income on the Advantage Fund’s and BOF-C’s capital provision assets is included in capital provision income in our condensed consolidated statements of operations), and the net amount of those income and expense line items that relate to third-party interests is included in net income attributable to non-controlling interests. In turn, this is deducted from net income to arrive at net income attributable to Burford Capital Limited shareholders in our condensed consolidated statements of operations. Net income attributable to non-controlling interests does not include Colorado. See note 2 (Summary of significant accounting policies—Consolidation) to our condensed consolidated financial statements for additional information with respect to our consolidation policies.

Net income attributable to non-controlling interests decreased 70% to $12.4 million for the three months ended March 31, 2024 as compared to $42.0 million for the three months ended March 31, 2023. The decrease in net income attributable to non-controlling interests reflects non-controlling interests’ share of income on capital provision assets, the majority of which relates to the decrease in the fair value of assets held by Advantage fund and BOF-C. The resulting effect is a period-over-period decrease in capital provision income and decrease in the portion attributable to non-controlling interests.

Statements of financial position at March 31, 2024 as compared to December 31, 2023

The table below sets forth specified line items from our consolidated statements of financial position at the dates indicated.

Consolidated (GAAP)
($ in thousands)	March 31, 2024	December 31, 2023	Change	%
Cash and cash equivalents	482,673	220,549	262,124	119%
Marketable securities	102,873	107,561	(4,688)	(4)%
Due from settlement of capital provision assets	131,688	265,540	(133,852)	(50)%
Capital provision assets	5,096,807	5,045,388	51,419	1%

Cash and cash equivalents and marketable securities

Cash and cash equivalents increased 119% to $482.7 million at March 31, 2024 as compared to $220.5 million at December 31, 2023, and marketable securities decreased 4% to $102.9 million at March 31, 2024 as compared to $107.6 million at December 31, 2023. The net increase in cash and cash equivalents and marketable securities primarily reflects the proceeds from the issuance of $275.0 million aggregate principal amount of the Additional 2031 Notes.

Due from settlement of capital provision assets

Due from settlement of capital provision assets decreased 50% to $131.7 million at March 31, 2024 as compared to $265.5 million at December 31, 2023. The decrease in due from settlement of capital provision assets is primarily due to collections of receivables for the three months ended March 31, 2024. Of the $265.5 million of due from settlement receivables at December 31, 2023, 51% was collected in cash during the three months ended March 31, 2024.

Capital provision assets

Capital provision assets increased 1% to $5.1 billion at March 31, 2024 as compared to $5.0 billion at December 31, 2023. The increase in capital provision assets primarily reflects continued deployments into capital provision assets, partially offset by the impact of realizations.

40    Burford Capital Quarterly Report March 2024

Segments

We have two reportable segments, (i) capital provision segment—i.e., the provision of capital to the legal industry or in connection with legal matters, both directly and through investment in our private funds, and (ii) asset management and other services segment—i.e., the provision of services to the legal industry, including litigation insurance. Other corporate includes certain operating and non-operating activities that are not used internally to measure and evaluate the performance of the reportable segments.

The table below sets forth the components of our income/(loss) before income taxes by segment for the periods indicated.

					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests	consolidated
Three months ended March 31, 2024
Total revenues	17,903	6,957	6,518	31,378	12,917	44,295
Total operating expenses	21,814	2,069	5,781	29,664	474	30,138
Total other expenses	31,149	551	1,355	33,055	4	33,059
Income/(loss) before income taxes	(35,060)	4,337	(618)	(31,341)	12,439	(18,902)

Three months ended March 31, 2023
Total revenues	316,015	19,604	3,058	338,677	42,228	380,905
Total operating expenses	42,460	6,435	5,114	54,009	290	54,299
Total other expenses	19,193	421	(1,483)	18,131	(18)	18,113
Income/(loss) before income taxes	254,362	12,748	(573)	266,537	41,956	308,493

Change
Total revenues	(298,112)	(12,647)	3,460	(307,299)	(29,311)	(336,610)
Total operating expenses	(20,646)	(4,366)	667	(24,345)	184	(24,161)
Total other expenses	11,956	130	2,838	14,924	22	14,946
Income/(loss) before income taxes	(289,422)	(8,411)	(45)	(297,878)	(29,517)	(327,395)

On a Burford-only basis, in the capital provision segment, we incurred a loss before income taxes of $35.1 million for the three months ended March 31, 2024 as compared to income of $254.4 million for the three months ended March 31, 2023. The decrease in income before income taxes for the three months ended March 31, 2024 reflects the absence of comparable fair value increases for the YPF-related assets and other assets as compared to those for the three months ended March 31, 2023, offset by lower operating expenses due to a decrease in long-term incentive compensation and legacy asset recovery incentive compensation driven by the underlying capital provision assets.

On a Burford-only basis, in the asset management and other services segment, we generated income before income taxes of $4.3 million for the three months ended March 31, 2024 as compared to $12.7 million for the three months ended March 31, 2023. The decrease in income before income taxes in the asset management and other services segment primarily reflects lower income from BOF-C, slightly offset by lower segment expenses.

On a Burford-only basis, in the other corporate segment, the loss before income taxes of $0.6 million for the three months ended March 31, 2024 was relatively flat as compared to a loss before income taxes of $0.6 for the three months ended March 31, 2023.

Portfolio

Overview

We count each of our contractual relationships as an “asset”, although many such relationships are composed of multiple underlying litigation matters that are often cross collateralized rather than reliant on the performance of a single matter. At March 31, 2024, our Burford-only portfolio consisted of 206 assets held directly and 12 additional assets held indirectly through the Advantage Fund. At December 31, 2023, our Burford-only portfolio consisted of 206 assets held directly and 11 additional assets held indirectly through the Advantage Fund.

Burford Capital Quarterly Report March 2024    41

The tables below set forth our portfolio at the dates indicated on consolidated, Burford-only and Group-wide bases.

	March 31, 2024
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Capital provision assets - direct
Deployed cost	2,127,082	(531,577)	1,595,505	368,994	437,697	2,402,196
Plus: Fair value adjustments	2,733,691	(927,149)	1,806,542	172,600	208,360	2,187,502
Fair value	4,860,773	(1,458,726)	3,402,047	541,594	646,057	4,589,698

Capital provision assets - indirect
Deployed cost	210,974	(177,182)	33,792	177,182	-	210,974
Plus: Fair value adjustments	25,060	(19,022)	6,038	19,022	-	25,060
Fair value	236,034	(196,204)	39,830	196,204	-	236,034

Total capital provision assets	5,096,807	(1,654,930)	3,441,877	737,798	646,057	4,825,732

Post-settlement assets
Deployed cost	-	-	-	248,823	-	248,823
Plus: Fair value adjustments	-	-	-	49,193	-	49,193
Fair value	-	-	-	298,016	-	298,016

Undrawn commitments
Capital provision-direct	1,820,080	(413,860)	1,406,220	122,135	404,956	1,933,311
Capital provision-indirect	20,972	(17,477)	3,495	17,477	-	20,972
Post-settlement	-	-	-	48,949	-	48,949
Total undrawn commitments	1,841,052	(431,337)	1,409,715	188,561	404,956	2,003,232

Total portfolio	6,937,859	(2,086,267)	4,851,592	1,224,375	1,051,013	7,126,980

	December 31, 2023
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Capital provision assets - direct
Deployed cost	2,116,304	(542,773)	1,573,531	416,318	428,110	2,417,959
Plus: Fair value adjustments	2,743,575	(929,505)	1,814,070	180,169	220,363	2,214,602
Fair value	4,859,879	(1,472,278)	3,387,601	596,487	648,473	4,632,561

Capital provision assets - indirect
Deployed cost	164,259	(125,508)	38,751	125,508	-	164,259
Plus: Fair value adjustments	21,250	(15,490)	5,760	15,490	-	21,250
Fair value	185,509	(140,998)	44,511	140,998	-	185,509
Total capital provision assets	5,045,388	(1,613,276)	3,432,112	737,485	648,473	4,818,070

Post-settlement assets:
Deployed cost	-	-	-	253,062	-	253,062
Plus: Fair value adjustments	-	-	-	45,792	-	45,792
Fair value	-	-	-	298,854	-	298,854

Undrawn commitments
Capital provision-direct	1,801,627	(405,566)	1,396,061	126,560	396,646	1,919,267
Capital provision-indirect	71,662	(59,718)	11,944	59,718	-	71,662
Post-settlement	-	-	-	62,455	-	62,455
Total undrawn commitments	1,873,289	(465,284)	1,408,005	248,733	396,646	2,053,384

Total portfolio	6,918,677	(2,078,560)	4,840,117	1,285,072	1,045,119	7,170,308

On a consolidated basis, the total portfolio was $6.9 billion at each of March 31, 2024 and December 31, 2023. On a Group-wide basis, the total portfolio decreased to $7.1 billion at March 31, 2024 as compared to $7.2 billion at December 31, 2023. On a Burford-only basis, the total portfolio was $4.9 billion and $4.8 billion at March 31, 2024 and December 31, 2023, respectively. Overall, the portfolio remained relatively flat across all three bases.

42    Burford Capital Quarterly Report March 2024

Fair value of capital provision assets

Valuation policy

See note 2 (Summary of significant accounting policies—Fair value of financial instruments) to our condensed consolidated financial statements for a description of our valuation policy for capital provision assets.

Fair value of capital provision assets

The table below sets forth the deployed cost, unrealized gain and fair value of the YPF-related assets and other assets at the dates indicated on a consolidated basis.

Consolidated (GAAP)	March 31, 2024			December 31, 2023
($ in thousands)	Deployed cost	Unrealized gain	Fair value	Deployed cost	Unrealized gain	Fair value
YPF-related assets	69,263	2,007,217	2,076,480	67,167	1,990,950	2,058,117
Other assets	2,268,793	751,534	3,020,327	2,213,396	773,875	2,987,271
Total capital provision assets	2,338,056	2,758,751	5,096,807	2,280,563	2,764,825	5,045,388

On a consolidated basis, the aggregate fair value of our capital provision assets was $5.1 billion and $5.0 billion at March 31, 2024 and December 31, 2023, respectively. The aggregate deployed cost was $2.3 billion at each of March 31, 2024 and December 31, 2023. The increase of $57.5 million in deployed cost is a result of deployments during the three months ended March 31, 2024, offset by the return of capital from realizations. See “—Results of operations and financial position—Statements of operations for the three months ended March 31, 2024 as compared to the three months ended March 31, 2023” for additional information with respect to the change in unrealized gain, which is driven by this period’s fair value adjustment, net of previously recognized unrealized gains transferred to realized gains.

The table below sets forth the deployed cost, unrealized gain and fair value of the YPF-related assets and other assets at the dates indicated on a Burford-only basis.

Burford-only (non-GAAP)	March 31, 2024			December 31, 2023
($ in thousands)	Deployed cost	Unrealized gain	Fair value	Deployed cost	Unrealized gain	Fair value
YPF-related assets	62,434	1,322,166	1,384,600	60,338	1,311,319	1,371,657
Other assets	1,566,863	490,414	2,057,277	1,551,944	508,511	2,060,455
Total capital provision assets	1,629,297	1,812,580	3,441,877	1,612,282	1,819,830	3,432,112

On a Burford-only basis, the aggregate fair value of our capital provision assets was $3.4 billion at each of March 31, 2024 and December 31, 2023. The aggregate deployed cost was $1.6 billion at each of March 31, 2024 and December 31, 2023. The increase of $17.0 million in deployed cost is a result of deployments during the three months ended March 31, 2024, offset by the return of capital from realizations. See “—Results of operations and financial position—Statements of operations for the three months ended March 31, 2024 as compared to the three months ended March 31, 2023” for additional information with respect to the change in unrealized gain, which is driven by this period’s fair value adjustment, net of previously recognized unrealized gains transferred to realized gains.

Fair value of YPF-related assets

The determination of the fair value of the YPF-related assets—our financing of the Petersen and Eton Park claims (as described below)—is based on the same methodology which we use to value all of our other capital provision assets. In June 2019, we sold a portion of the Petersen claim, constituting $100.0 million of a $148.0 million placement, to a number of institutional investors. Other third-party holders sold the remaining portion. Given the size of this sale and the participation of a meaningful number of third-party institutional investors, we concluded that this market evidence should be factored into our valuation process of the YPF-related assets. As a result, we have utilized the implicit valuation of the Petersen claim to calibrate our model to determine the fair value of the YPF-related assets in subsequent periods through March 31, 2024. Episodic subsequent trading of portions of the Petersen claim have not been factored into our valuation process of the YPF-related assets.

On March 31, 2023, the US District Court for the Southern District of New York (the “Court”) issued its opinion and order (the “March 2023 Ruling”) in connection with the summary judgment motions filed by the parties in the Petersen and Eton Park cases against the Republic of Argentina and YPF S.A. In summary, the Court decided that (i) Argentina was liable to Petersen and Eton Park for failing to make a tender offer for their YPF shares in 2012, (ii) YPF was not liable for failing to enforce its bylaws against Argentina, (iii) the various arguments Argentina had made to try to reduce its damages liability from the straightforward application of the formula in the bylaws were unavailing and (iv) an evidentiary hearing was needed to resolve two factual issues to enable the computation of damages, where those issues were (1) the date on which the Republic of Argentina should have made a tender offer for YPF S.A.’s shares and (2) the appropriate rate of pre-judgment interest to be applied.

Burford Capital Quarterly Report March 2024    43

On September 8, 2023, the Court issued its findings of fact and conclusions of law in connection with the Petersen and Eton Park cases against the Republic of Argentina and YPF S.A. In summary, the Court decided the issues raised at the evidentiary hearing in Petersen’s and Eton Park’s favor, holding that the appropriate date for the tender offer was April 16, 2012 and that pre-judgment interest should run from May 3, 2012 at a simple interest rate of 8%.

On September 15, 2023, the Court issued a final judgment (the “September 2023 Final Judgment”) that resulted in a complete win by Petersen and Eton Park with respect to damages against the Republic of Argentina of $16.1 billion, comprised of $14.3 billion due to Petersen and $1.7 billion due to Eton Park. The September 2023 Final Judgment awards post-judgment interest at a rate of 5.42% per annum, computed daily to the date of payment and compounded annually. On October 10, 2023, the Republic of Argentina filed a notice of appeal with the US Court of Appeals for the Second Circuit and, on October 18, 2023, Petersen and Eton Park filed a notice a cross-appeal as to the dismissal of their claims against YPF S.A.

On a consolidated basis, the fair value of the YPF-related assets (both Petersen and Eton Park combined) remained consistent at $2.1 billion at March 31, 2024 as compared to the fair value of the YPF-related assets (both Petersen and Eton Park combined) at December 31, 2023. On a consolidated basis, our cost basis increased by $2.1 million to $69.3 million and our unrealized gains increased by $16.3 million to $2.0 billion during the three months ended March 31, 2024.

On a Burford-only basis, the fair value of the YPF-related assets (both Petersen and Eton Park combined) remained consistent at $1.4 billion at March 31, 2024 as compared to the fair value of the YPF-related assets (both Petersen and Eton Park combined) at December 31, 2023. On a Burford-only basis, our cost basis increased by $2.1 million to $62.4 million and our unrealized gains increased by $10.8 million to $1.3 billion during the three months ended March 31, 2024.

Gains from capital provision-direct portfolio

Consolidated gains from capital provision-direct portfolio

The table below sets forth the components of our total capital provision-direct income for the periods indicated on a consolidated basis.

Consolidated (GAAP)	Three months ended March 31,
($ in thousands)	2024	2023
Net realized gains/(loss)	52,982	68,070
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	(17,511)	395,783
Foreign exchange gains/(losses)	(4,202)	3,678
Other	802	-
Total capital provision-direct income	32,071	467,531

Consolidated realized gains

On a consolidated basis, net realized gains on the capital provision-direct portfolio decreased 22% to $53.0 million for the three months ended March 31, 2024 as compared to $68.1 million for the three months ended March 31, 2023. Net realized gains on the capital provision-direct portfolio comprised $68.6 million in gross realized gains, offset by $15.6 million in gross realized losses, for the three months ended March 31, 2024 as compared to $72.2 million in gross realized gains, offset by $4.1 million in gross realized losses, for the three months ended March 31, 2023. The increase in gross realized losses is primarily due to a greater realized loss in the three months ended March 31, 2024, attributable to a single asset in the amount of $15.1 million which had unfavorable conclusions on certain sub-cases in a portfolio capital provision asset that has nevertheless previously generated realized gains in excess of this loss amount. As a percentage of average capital provision-direct assets at cost on a consolidated basis during the three months ended March 31, 2024, gross realized losses were 2.9% (annualized) as compared to 3.5% for the year ended December 31, 2023.

Consolidated unrealized gains

On a consolidated basis, fair value adjustments, net of previously recognized unrealized gains transferred to realized gains, on the capital provision-direct portfolio were a loss of to $17.5 million for the three months ended March 31, 2024 as compared to a gain of $395.8 million for the three months ended March 31, 2023. The decrease in fair value adjustments for the three months ended March 31, 2024 is primarily attributable to the absence of a large write-up of $291.3 million in the YPF-related assets which occurred in the three months ended March 31, 2023 arising from the March 2023 Ruling. See “—Results of operations and financial position—Statements of operations for the three months ended March 31, 2024 as compared to the three months ended March 31, 2023” for additional information with respect

44    Burford Capital Quarterly Report March 2024

to the period-over-period change of fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains.

Burford-only gains from capital provision-direct portfolio

The table below sets forth the components of our total capital provision-direct income for the periods indicated on a Burford-only basis.

Burford-only (non-GAAP)	Three months ended March 31,
($ in thousands)	2024	2023
Net realized gains/(loss)	28,754	35,613
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	(9,366)	275,141
Foreign exchange gains/(losses)	(3,705)	3,746
Other	802	-
Total capital provision-direct income	16,485	314,500

Burford-only realized gains

On a Burford-only basis, net realized gains on the capital provision-direct portfolio decreased 19% to $28.8 million for the three months ended March 31, 2024 as compared to $35.6 million for the three months ended March 31, 2023. Net realized gains on the capital provision-direct portfolio comprised $44.4 million in gross realized gains, offset by $15.6 million in gross realized losses, for the three months ended March 31, 2024 as compared to $39.0 million in gross realized gains, offset by $3.4 million in gross realized losses, for the three months ended March 31, 2023. The gross realized loss of $15.1 million, on a Burford-only basis, in a portfolio capital provision asset for the three months ended March 31, 2024 accounted for change period-over-period as discussed under “—Gains from capital provision-direct portfolio—Consolidated gains from capital provision-direct portfolio—Consolidated realized gains”. As a percentage of average capital provision-direct assets at cost on a Burford-only basis during the three months ended March 31, 2024, gross realized losses were 3.9% (annualized) as compared to 3.6% for the year ended December 31, 2023.

Burford-only unrealized gains

On a Burford-only basis, fair value adjustments, net of previously recognized unrealized gains transferred to realized gains, on the capital provision-direct portfolio was a loss of $9.4 million for the three months ended March 31, 2024 as compared to $275.1 million for the three months ended March 31, 2023. The decrease in fair value adjustments for the three months ended March 31, 2024 is primarily attributable to the absence of a large write-up of $191.6 million in the YPF-related assets which occurred in the three months ended March 31, 2023 arising from the March 2023 Ruling. See “—Results of operations and financial position—Statements of operations for the three months ended March 31, 2024 as compared to the three months ended March 31, 2023” for additional information with respect to the period-over-period change of fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains.

Undrawn commitments

Our portfolio includes amounts deployed and fair value adjustments, as well as commitments that have not been funded and, therefore, are expected to become deployments at some future date. As our financing commitments may not be deployed for a variety of reasons, they are considered undrawn. See note 14 (Financial commitments and contingent liabilities) to our condensed consolidated financial statements for additional information with respect to undrawn commitments.

At March 31, 2024 and December 31, 2023, our consolidated undrawn commitments were $1.8 billion and $1.9 billion, respectively.

The tables below set forth the components of our total undrawn commitments at the dates indicated on consolidated, Burford-only and Group-wide bases.

	March 31, 2024
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision assets	1,841,052	(431,337)	1,409,715	72%	139,612	7%	404,956	21%	1,954,283
Post-settlement assets	-	-	-	0%	48,949	100%	-	0%	48,949
Total undrawn commitments	1,841,052	(431,337)	1,409,715	71%	188,561	9%	404,956	20%	2,003,232

Burford Capital Quarterly Report March 2024    45

	December 31, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision assets	1,873,289	(465,284)	1,408,005	71%	186,278	9%	396,646	20%	1,990,929
Post-settlement assets	-	-	-	0%	62,455	100%	-	0%	62,455
Total undrawn commitments	1,873,289	(465,284)	1,408,005	69%	248,733	12%	396,646	19%	2,053,384

Our undrawn commitments are primarily attributable to the capital provision-direct portfolio. Other undrawn commitments are the responsibility of our private funds and other capital pools, which plan separately and have other sources of liquidity to be able to meet those undrawn commitments, typically by calling capital from their investors. At March 31, 2024 and December 31, 2023, we had legal risk management undrawn commitments of $48.6 million and $49.5 million, respectively, none of which we expect to deploy capital and none of which can be drawn on any sort of accelerated basis as these commitments are to cover an indemnity or insurance for adverse costs, such that a deployment would only occur if there were losses in the underlying cases.

The table below sets forth the components of our total capital provision undrawn commitments at the dates indicated on a Burford-only basis.

Burford-only (non-GAAP)	March 31, 2024	% of total	December 31, 2023	% of total
($ in thousands)
Definitive undrawn commitments	572,095	42%	579,998	43%
Discretionary undrawn commitments	785,564	58%	766,537	57%
Total legal finance undrawn commitments	1,357,659	100%	1,346,535	100%
Legal risk undrawn commitments	48,561		49,526
Total capital provision-direct undrawn commitments	1,406,220		1,396,061
Capital provision-indirect undrawn commitments (definitive)	3,495		11,944
Total capital provision undrawn commitments	1,409,715		1,408,005

See “—Reconciliations—Reconciliations of capital provision undrawn commitments” for the reconciliations of the consolidated capital provision undrawn commitments to Burford-only capital provision undrawn commitments.

Our undrawn commitments can be divided into two categories: discretionary and definitive.

▪	Discretionary commitments are those where we retain a considerable degree of discretion over whether to advance capital and generally would not suffer an adverse financial consequence from not doing so. Deployments on discretionary commitments are entirely within our control as we can decline to make the commitment if we do not want to deploy capital at that time.
▪	Definitive commitments are those where we are contractually obligated to advance incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in our returns or the loss of our deployed capital in a case).

We believe we have significant visibility into, and control over, our deployments, as a significant portion of our commitments is discretionary. We also believe that we have good visibility into the timing of when definitive commitments will be drawn, partly because many of our agreements structure future draws on an explicit timetable or with reference to case events and partly because we have insight into the timing of individual legal actions.

Portfolio tenor

The timing of realizations is difficult to forecast and is rarely in our control. The reality of litigation is that most cases settle and pay proceeds in a relatively short period of time, and a minority of cases go on to adjudication, which takes longer. Adjudication timing is subject to a myriad of factors, including delaying tactics by litigation opponents and court dockets and schedules, and the Covid-19 pandemic has added to this uncertainty. However, we are now seeing the impacts from the Covid-19 pandemic begin to subside. We believe that the impact of the Covid-19 pandemic delaying trial dates also has caused a delay in settlement timing, as an impending trial often can be a catalyst for a settlement. We do not believe there is a correlation between asset life and asset quality and generally structure our asset pricing to compensate us if assets take longer to resolve.

We provide extensive data about the WAL of our concluded portfolio, although this data may not be predictive of the ultimate WAL of our existing portfolio. The WAL of our concluded portfolio may lengthen over time if the longer-tenor assets in our existing portfolio account for a greater share of future concluded cases. Conversely, if our larger, more recently originated cases conclude relatively quickly, the WAL of our concluded portfolio could decrease.

46    Burford Capital Quarterly Report March 2024

In calculating the WAL of our portfolio, we compute a weighted average of the WALs of individual assets. On that basis, we assess the weighted average lives (beginning at the point of average deployment) of the concluded capital provision-direct portfolio, weighted both by deployed cost and realizations. Weighting by deployed cost provides a view on how long on average a dollar of capital is deployed, while weighting by realizations provides a view on how long on average it takes to recover a dollar of return.

The WALs of the concluded assets in our Burford-only capital provision-direct portfolio remained consistent at March 31, 2024 as compared to the WALs of the concluded assets in our Burford-only capital provision-direct portfolio at December 31, 2023. As mentioned above, the impact from the Covid-19 pandemic delaying settlement timing is expected to cause a slight increase in the WALs. The table below sets forth the WALs, weighted by deployed cost and realizations, of the concluded assets in our capital provision-direct portfolio at the dates indicated on a Burford-only basis.

Burford-only
(in years)	March 31, 2024	December 31, 2023
WAL weighted by deployed cost	2.2	2.2
WAL weighted by realizations	2.4	2.4

Returns on concluded portfolio

The table below sets forth our ROIC, IRR and cumulative realizations on concluded assets in our capital provision-direct portfolio at the dates indicated since inception on a Burford-only basis.

Burford-only
($ in thousands)	March 31, 2024	December 31, 2023
ROIC	82%	82%
IRR	27%	27%
Cumulative realizations	2,768,374	2,707,300

As our older vintages conclude, we may see IRR decrease slightly as the impact from the Covid-19 pandemic caused delays in settlement timing.

We do not consider cases to be concluded (and therefore part of these return metrics on our concluded portfolio) until there is no longer any litigation risk remaining. Return metrics on our concluded portfolio do not include fair value adjustments, either positive or negative. As a result, these return figures do not include the impact, positive or negative, of developments on matters while they remain pending.

New commitments

The tables below set forth the components of our new commitments for the periods indicated on Burford-only and Group-wide bases.

	Three months ended March 31, 2024
	(Non-GAAP)
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	82,459	76%	45	0%	26,549	24%	109,053
Capital provision-indirect	-	0%	-	0%	-	0%	-
Post-settlement	-	0%	5,250	100%	-	0%	5,250
Total new commitments	82,459	72%	5,295	5%	26,549	23%	114,303

	Three months ended March 31, 2023
	(Non-GAAP)
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	100,764	80%	298	0%	25,036	20%	126,098
Capital provision-indirect	5,833	17%	29,167	83%	-	0%	35,000
Post-settlement	-	0%	3,500	100%	-	0%	3,500
Total new commitments	106,597	65%	32,965	20%	25,036	15%	164,598

For the three months ended March 31, 2024, Group-wide new commitments decreased 31% to $114.3 million; capital provision-direct new commitments were $109.1 million and within capital provision-indirect, there were no new commitments for the Advantage Fund during the three months ended March 31, 2024. Burford-only new commitments decreased 23% to $82.5 million, comprised entirely of capital provision-direct, for the three months ended March 31, 2024. Burford-only share of Group-wide capital provision-direct new commitments was 76% for the three months ended March 31, 2024 as compared to 80% for the three months ended March 31, 2023. We experience variability on a quarter-to-quarter basis in the volume of new commitments and do not believe that the period-over-period decrease in new commitments is indicative of a longer-term underlying trend.

Burford Capital Quarterly Report March 2024    47

Deployments

The tables below set forth the components of our deployments for the periods indicated on consolidated, Burford-only and Group-wide bases.

	Three months ended March 31, 2024
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	74,790	(15,710)	59,080	76%	2,540	3%	16,609	21%	78,229
Capital provision-indirect	50,613	(42,178)	8,435	17%	42,178	83%	-	0%	50,613
Post-settlement	-	-	-	0%	20,707	100%	-	0%	20,707
Total deployments	125,403	(57,888)	67,515	45%	65,425	44%	16,609	11%	149,549

	Three months ended March 31, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	84,685	(17,692)	66,993	73%	6,913	8%	17,452	19%	91,358
Capital provision-indirect	34,000	(28,333)	5,667	17%	28,333	83%	-	0%	34,000
Post-settlement	-	-	-	0%	3,867	100%	-	0%	3,867
Total deployments	118,685	(46,025)	72,660	56%	39,113	30%	17,452	14%	129,225

For the three months ended March 31, 2024, total deployments increased 6% to $125.4 million on a consolidated basis as compared to a decrease of 7% to $67.5 million on a Burford-only basis. On a Group-wide basis, total deployments increased 16% to $149.5 million for the three months ended March 31, 2024. Deployments in capital provision-direct increased on both consolidated and Group-wide bases due to a large deployment of $17.5 million for one patent matter during the three months ended March 31, 2024. On a Burford-only basis, deployments for capital provision-direct decreased despite also participating in that one patent matter as the three months ended March 31, 2023 had deployments for capital provision-direct assets whereby the balance sheet was the only capital provider participating in the matter, which we did not have as much in the three months ended March 31, 2024. There can be variability of assets allocated to different pools of capital according to our allocation policy based on the capital providers’ characteristics, risk levels and anticipated returns.

The table below sets forth the deployments by vintage for the periods indicated on a Burford-only basis.

Burford-only (non-GAAP)	Three months ended March 31,
($ in thousands)	2024	2023
2009 vintage(1)	—	—
2010 vintage	—	—
2011 vintage	—	—
2012 vintage(1)	—	—
2013 vintage	—	—
2014 vintage	—	785
2015 vintage	3,260	1,809
2016 vintage	2,838	149
2017 vintage	565	1,262
2018 vintage	3,477	2,338
2019 vintage	1,509	7,783
2020 vintage	2,886	4,707
2021 vintage	6,512	6,300
2022 vintage	7,964	27,190
2023 vintage	30,069	14,670
2024 vintage	—	—
Total deployments	59,080	66,993
1.	At the date of this Quarterly Report, all assets within this vintage have fully concluded and, as a result, no further activity is expected to occur.

On a Burford-only basis, total capital provision-direct deployments were $59.1 million during the three months ended March 31, 2024. Of the total capital deployed during the period, none were related to the 2024 vintage year.

See “—Reconciliations—Deployments reconciliations” for the reconciliations of the consolidated deployments to Burford-only deployments.

Realizations

We consider a legal finance asset to be concluded where there is no longer any litigation risk remaining, generally because of an agreed settlement or a final judgment. Upon conclusion, we record the legal finance asset, including both capital and return, as having been realized. At that point, we recognize the amount due to us for our capital and

48    Burford Capital Quarterly Report March 2024

return as either cash or a due from settlement of capital provision assets receivable. Cash proceeds can be calculated by netting realizations with the change in due from settlement of capital provision assets receivables.

The tables below set forth the components of our realizations for the periods indicated on consolidated, Burford-only and Group-wide bases.

	Three months ended March 31, 2024
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	104,193	(43,119)	61,074	51%	28,771	24%	30,198	25%	120,043
Capital provision-indirect	8,778	(7,315)	1,463	17%	7,315	83%	-	0%	8,778
Post-settlement	-	-	-	0%	27,834	100%	-	0%	27,834
Total realizations	112,971	(50,434)	62,537	40%	63,920	41%	30,198	19%	156,655

	Three months ended March 31, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	115,732	(53,986)	61,746	42%	50,390	34%	35,423	24%	147,559
Capital provision-indirect	12,580	(10,484)	2,096	17%	10,484	83%	-	0%	12,580
Post-settlement	-	-	-	0%	18,680	100%	-	0%	18,680
Total realizations	128,312	(64,470)	63,842	36%	79,554	44%	35,423	20%	178,819

For the three months ended March 31, 2024, total realizations decreased 12% to $113.0 million on a consolidated basis as compared to a decrease of 2% to $62.5 million on a Burford-only basis. On a Group-wide basis, total realizations decreased 12% to $156.7 million for the three months ended March 31, 2024, and capital provision-direct realizations decreased 19% to $120.0 million. The decrease in Group-wide realizations is primarily related to the absence in the three months ended March 31, 2024 of a large realization of $23.8 million of a legacy asset attributable to the other funds which occurred in the three months ended March 31, 2023.

Since inception through March 31, 2024, we have generated $2.8 billion in realizations from concluded or partially concluded assets from Burford-only capital provision-direct assets with a deployed cost of $1.5 billion, earning $1.3 billion in realized gains. On a Burford-only capital provision-direct basis, we had $1.6 billion of deployed costs in ongoing assets (calculated at original exchange rates) at each of March 31, 2024 and December 31, 2023.

We expect to see significant realizations over time. However, period-to-period volatility is characteristic of our business, and the timing of realizations is uncertain. We can neither predict nor control the timing of the realizations on our legal finance assets. See “Business—Seasonality” in the 2023 Annual Report for additional information with respect to the seasonality of our realizations.

The table below sets forth the realizations by vintage of case for the periods indicated on a Burford-only basis.

Burford-only (non-GAAP)	Three months ended March 31,
($ in thousands)	2024	2023
2009 vintage(1)	—	—
2010 vintage	—	—
2011 vintage	—	—
2012 vintage(1)	—	—
2013 vintage	139	59
2014 vintage	—	113
2015 vintage	1,673	42
2016 vintage	—	257
2017 vintage	8,809	9,164
2018 vintage	1,006	1,869
2019 vintage	30,126	45,867
2020 vintage	61	3,002
2021 vintage	757	1,258
2022 vintage	17,701	115
2023 vintage	802	—
2024 vintage	—	—
Total realizations	61,074	61,746
1.	At the date of this Quarterly Report, all assets within this vintage have fully concluded and, as a result, no further activity is expected to occur.

On a Burford-only basis, total capital provision-direct realizations were $61.1 million during the three months ended March 31, 2024. Of the total realizations during the period, 68% were related to the vintage years prior to 2020.

See “—Reconciliations—Realizations reconciliations” for the reconciliations of our consolidated realizations to Group-wide realizations and our consolidated realizations to Burford-only realizations.

Burford Capital Quarterly Report March 2024    49

Asset management

At March 31, 2024, we operated eight private funds and three “sidecar” funds as an investment adviser registered with, and regulated by, the SEC. At each of March 31, 2024 and December 31, 2023, our total AUM was $3.4 billion. See “Business—Products and services—Asset management” in the 2023 Annual Report for additional information with respect to our private funds.

The table below sets forth key statistics for each of our private funds at March 31, 2024.

		March 31, 2024
		Investor	Asset	Asset		Fee structure(1)
		commitments	commitments	deployments		(management/		Investment
($ in millions)	Strategy	closed	to date	to date	AUM	performance)	Waterfall	period (end)
BCIM Partners II, LP(2)	Core legal finance	260	253	184	150	Class A: 2%/20%; Class B: 0%/50%	European	12/15/2015
BCIM Partners III, LP	Core legal finance	412	447	326	419	2%/20%	European	1/1/2020(3)
Burford Opportunity Fund LP & Burford Opportunity Fund B LP (BOF)	Core legal finance	300	395	290	370	2%/20%	European	12/31/2021(4)
BCIM Credit Opportunities, LP (COLP)	Post-settlement	488	699	695	410	1% on undrawn/ 2% on funded and 20% incentive	European	9/30/2019(3)
Burford Alternative Income Fund LP (BAIF)(2)	Post-settlement	327	675	661	272	1.5%/10%	European	4/4/2022
Burford Alternative Income Fund II LP (BAIF II)	Post-settlement	350	294	254	373	1.5%/12.5%	European	9/11/2025
Burford Advantage Master Fund LP (Advantage Fund)	Lower risk legal finance	360	370	348	396	Profit split(5)	American	12/24/2024
Burford Opportunity Fund C LP (BOF-C)(2)	Core legal finance	766	1,107	697	1,033	Expense reimbursement + profit share	Hybrid	12/31/2024
Total		3,263	4,240	3,455	3,423
1.

Management fees are paid to BCIM for investment management and advisory services provided to our private funds. The management fee rates set forth in the table above are annualized and applied to an asset or commitment base that typically varies between a private fund’s investment period and any subsequent periods in the fund term. At March 31, 2024, we no longer earned any management fees from BCIM Partners II, LP, BCIM Partners III, LP, COLP and BAIF. Performance fees represent carried interest applied to distributions to a private fund’s limited partners after the return of capital contributions and preferred returns.

2.	Includes amounts related to “sidecar” funds.
3.	Ceased commitments to new legal finance assets in the fourth quarter of 2018 due to capacity.
4.	Ceased commitments to new legal finance assets in the fourth quarter of 2020 due to capacity.
5.

The Advantage Fund does not have a traditional management and performance fee structure, but instead provides the first 10% of annual simple returns to the fund investors while we retain any excess returns. However, if the Advantage Fund produces returns in excess of 18% (which are supranormal for this level of risk), a level of sharing with the fund investors would take effect, but we do not expect that to occur.

Our asset management income consists of (i) management fee income—i.e., the fee earned by us from administering the private funds we manage for third-party investors, and (ii) performance fee income—i.e., the share of profits generated from the private funds that we manage on behalf of third-party limited partners, which is paid as a performance fee when the private funds meet certain performance conditions.

The table below sets forth the components of our asset management income for the periods indicated on a consolidated basis.

Consolidated (GAAP)	Three months ended March 31,
($ in thousands)	2024	2023
Management fee income	1,863	1,997
Performance fee income	-	-
Total asset management income	1,863	1,997

See “—Results of operations and financial position—Statements of operations for the three months ended March 31, 2024 as compared to the three months ended March 31, 2023—Asset management income” for the explanation of the period-over-period changes in our asset management income.

The table below sets forth the components of our asset management income for the periods indicated on a Burford-only basis. Because BOF-C is a consolidated entity, income from BOF-C is eliminated from asset management income on a consolidated basis but shown on a Burford-only basis.

Burford-only (non-GAAP)	Three months ended March 31,
($ in thousands)	2024	2023
Management fee income	1,863	2,042
Performance fee income	-	-
Income from BOF-C	4,810	17,315
Total asset management income	6,673	19,357

50    Burford Capital Quarterly Report March 2024

On a Burford-only basis, asset management income decreased 66% to $6.7 million for the three months ended March 31, 2024 as compared to $19.4 million for the three months ended March 31, 2023. This decrease in asset management income primarily reflects lower capital provision income attributable to BOF-C.

The timing of the recognition of performance fees is variable as they are recognized when a reliable estimate of the performance fee can be made, and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The maturity and the terms of the applicable distribution waterfall for each of our private funds impact this timing.

See “—Reconciliations—Reconciliations of condensed consolidated financial statements to Burford-only financial statements—Reconciliations of asset management income” for the reconciliations of our consolidated asset management income to Burford-only asset management income.

Liquidity and capital resources

Overview

The table below sets forth our cash and cash equivalents and marketable securities at the dates indicated on a consolidated basis.

Consolidated (GAAP)
($ in thousands)	March 31, 2024	December 31, 2023
Cash and cash equivalents	482,673	220,549
Marketable securities	102,873	107,561
Total	585,546	328,110

On a consolidated basis, our cash and cash equivalents and marketable securities increased 78% to $585.5 million at March 31, 2024 as compared to $328.1 million at December 31, 2023. The increase in cash and cash equivalents and marketable securities reflects proceeds from the $275.0 million aggregate principal amount of the Additional 2031 Notes issued in January 2024.

The table below sets forth our cash and cash equivalents and marketable securities at the dates indicated on a Burford-only basis.

Burford-only (non-GAAP)
($ in thousands)	March 31, 2024	December 31, 2023
Cash and cash equivalents	464,698	195,915
Marketable securities	102,873	107,561
Total	567,571	303,476

On a Burford-only basis, our cash and cash equivalents and marketable securities increased 87% to $567.6 million at March 31, 2024 as compared to $303.5 million at December 31, 2023. The increase in cash and cash equivalents and marketable securities reflects proceeds from the $275.0 million aggregate principal amount of the Additional 2031 Notes issued in January 2024.

Our marketable securities primarily consist of short-duration and generally investment-grade fixed income assets, the bulk of which are held in separately managed accounts, managed by a third-party asset manager that specializes in short-duration and money market investments and actively trades those positions.

We believe our available cash and cash from operations, which includes proceeds from our capital provision assets, will be adequate to fund our operations and future growth, satisfy our working capital requirements, meet obligations under our debt securities, pay dividends and meet other liquidity requirements for the foreseeable future.

Our material contractual obligations consist of financial liabilities relating to (i) definitive commitments to financing arrangements, (ii) debt securities and related interest payments, (iii) operating leases and (iv) third-party interests in capital provision assets. See note 14 (Financial commitments and contingent liabilities) to our condensed consolidated financial statements for additional information with respect to our contractual obligations. See “—Portfolio—Undrawn commitments” for information with respect to our undrawn commitments.

Debt

We issued an additional $275 million aggregate principal amount of the Additional 2031 Notes in January 2024. At March 31, 2024, we had five series of debt securities outstanding, of which two series were listed on the Order Book for Retail Bonds of the London Stock Exchange and three series were issued through private placement transactions under Rule 144A and Regulation S under the Securities Act. See note 10 (Debt) to our condensed consolidated financial statements and “Equity and debt securities” in the 2023 Annual Report for additional information with respect to our outstanding debt securities.

Burford Capital Quarterly Report March 2024    51

We manage our business with relatively low levels of leverage and have laddered debt maturities with an overall weighted average maturity in excess of the expected weighted average life of our legal finance assets. At March 31, 2024, the weighted average maturity of our outstanding debt securities of 5.2 years continued to be longer than the weighted average life of our concluded capital provision-direct assets, weighted by realizations, of 2.4 years.

Going forward, we expect to continue to be an opportunistic issuer of debt securities and may issue new debt securities from time to time to fund our growth or refinance future debt maturities, among other things. In addition, from time to time, we may acquire our debt securities through open market purchases, redemptions, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may from time to time determine, for cash or other consideration.

Our debt securities that are listed on the Order Book for Retail Bonds of the London Stock Exchange at the date of this Quarterly Report contain one significant financial covenant, which is a leverage ratio requirement that we maintain a level of Group Net Debt (as defined in the trust deeds governing such debt securities, and generally equivalent to our consolidated net debt, or our total principal amount of debt outstanding less cash and cash equivalents and marketable securities) that is less than 50% of our Group Total Assets (as defined in the trust deeds governing such debt securities, and generally equivalent to our consolidated tangible assets, or our total assets less goodwill). At March 31, 2024 and December 31, 2023, our consolidated net debt to consolidated tangible assets ratio was 21% and 22%, respectively. In addition, the indentures governing the 2028 Notes and the 2030 Notes contain certain restrictive covenants that, among other things, require us to have a Consolidated Indebtedness to Net Tangible Equity Ratio (as defined in the indentures governing the 2028 Notes and the 2030 Notes, as applicable) of less than 1.50 to 1.00, 1.75 to 1.00 or 2.00 to 1.00, as applicable, to use certain specified “baskets” in order to undertake specific actions, such as making restricted payments or permitted investments or incurring additional indebtedness. At March 31, 2024 and December 31, 2023, our Consolidated Indebtedness to Net Tangible Equity Ratio was 0.8 to 1.00 and 0.7 to 1.00, respectively. Furthermore, the indenture governing the 2031 Notes contains certain restrictive covenants that, among other things, require us to have a Consolidated Indebtedness to Consolidated Equity Ratio (as defined in the indenture governing the 2031 Notes) of less than 1.50 to 1.00, 1.75 to 1.00 or 2.00 to 1.00, as applicable, to use certain specified “baskets” in order to undertake specific actions, such as making restricted payments or permitted investments or incurring additional indebtedness. At March 31, 2024 and December 31, 2023, our Consolidated Indebtedness to Consolidated Equity Ratio was 0.8 to 1.00 and 0.6 to 1.00, respectively. See “—Reconciliations—Debt leverage ratio calculations” for the calculations of our debt leverage ratios. At March 31, 2024, we were in compliance with all of the covenants under the trust deeds and the indentures, as applicable.

We are required to provide certain information pursuant to the indentures governing the 2028 Notes, the 2030 Notes and the 2031 Notes. The tables below set forth the total assets and third-party indebtedness at the dates indicated and total revenues for the periods indicated, in each case, of (i) us and our Restricted Subsidiaries (as defined in the indentures governing the 2028 Notes, the 2030 Notes and the 2031 Notes, as applicable) and (ii) our Unrestricted Subsidiaries (as defined in the indentures governing the 2028 Notes, the 2030 Notes and the 2031 Notes, as applicable).

Consolidated (GAAP)
($ in thousands)	March 31, 2024	December 31, 2023
Burford Capital Limited and its Restricted Subsidiaries
Total assets	5,150,578	4,922,451
Third-party indebtedness	1,812,537	1,534,730

Unrestricted Subsidiaries
Total assets	861,630	914,943
Third-party indebtedness	-	-

Consolidated (GAAP)	Three months ended March 31,
($ in thousands)	2024	2023
Burford Capital Limited and its Restricted Subsidiaries
Total revenues	33,140	338,955

Unrestricted Subsidiaries
Total revenues	11,155	41,950

52    Burford Capital Quarterly Report March 2024

Cash flows

Set forth below is a discussion of our cash flows for the periods indicated on a consolidated basis, unless noted otherwise.

The table below sets forth the components of our cash flows for the periods indicated.

Consolidated (GAAP)	Three months ended March 31,
($ in thousands)	2024	2023
Net cash provided/(used) by operating activities	52,963	(16,089)
Net cash provided/(used) by investing activities	(43)	(717)
Net cash provided/(used) by financing activities	209,412	(25,359)
Net increase/(decrease) in cash and cash equivalents	262,332	(42,165)

Net cash provided/(used) by operating activities

Net cash provided by operating activities was $53.0 million for the three months ended March 31, 2024 as compared to net cash used of $16.1 million for the three months ended March 31, 2023. The increase in net cash provided by operating activities reflects primarily an increase of proceeds received from capital provision assets in excess of deployments on capital provision assets period-over-period.

The table below sets forth the components of our net cash provided/(used) by operating activities for the periods indicated.

Consolidated (GAAP)	Three months ended March 31,
($ in thousands)	2024	2023
Net cash provided/(used) by operating activities before funding of operating activities	172,680	94,399
Net proceeds from/(funding of) marketable securities	5,686	8,197
Funding of capital provision assets	(125,403)	(118,685)
Net cash provided/(used) by operating activities	52,963	(16,089)

Net cash provided/(used) by investing activities

Net cash used by investing activities was less than $1.0 million for each of the three months ended March 31, 2024 and March 31, 2023.

Net cash provided/(used) by financing activities

Net cash provided by financing activities was $209.4 million for the three months ended March 31, 2024 as compared to net cash used by investing activities of $25.4 million for the three months ended March 31, 2023. The increase in net cash provided by financing activities is due to the proceeds from the $275.0 million aggregate principal amount of the Additional 2031 Notes issued in January 2024.

Cash receipts (non-GAAP financial measure)

Cash receipts represent cash generated during the reporting period from our capital provision assets, asset management income and certain other items, before any deployments into financing existing or new assets. See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” for additional information with respect to our cash receipts. See “—Cash flows” for a discussion of our cash flows on a consolidated basis prepared in accordance with US GAAP.

The table below sets forth the components of our cash receipts for the periods indicated on a Burford-only basis.

Burford-only (non-GAAP)	Three months ended March 31,
($ in thousands)	2024	2023
Proceeds from capital provision-direct assets	112,922	77,742
Proceeds from capital provision-indirect assets	14,603	6,180
Proceeds from asset management income	4,476	12,271
Proceeds from other items(1)	5,693	964
Cash receipts	137,694	97,157
1.	See “—Reconciliations—Cash receipts reconciliations” for additional information with respect to the components of this line item.

On a Burford-only basis, our cash receipts increased 42% to $137.7 million for the three months ended March 31, 2024 as compared to $97.2 million for the three months ended March 31, 2023. The increase in cash receipts reflects primarily collections on the due from settlement of capital provision assets receivable that was outstanding at December 31, 2023. Cash receipts for the three months ended March 31, 2024 were broadly diversified with five assets generating total proceeds of $103.0 million and each asset’s proceeds greater than $10.0 million. Of the $185.3 million of due from settlement receivables at December 31, 2023, 30% was collected during the three months ended March 31, 2024.

Burford Capital Quarterly Report March 2024    53

See “—Reconciliations—Cash receipts reconciliation” for a reconciliation of cash receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP.

Dividends

On March 11, 2024, the Board declared a final dividend of 6.25¢ per ordinary share to be paid, subject to shareholder approval at the annual general meeting to be held in May 2024, on June 14, 2024 to shareholders of record on May 24, 2024 (with an ex-dividend date of May 23, 2024).

We anticipate continuing to pay a total annual dividend of 12.50¢ per ordinary share, payable semi-annually, but do not anticipate regular increases in our dividend per ordinary share level. The Board may review our dividend per ordinary share level from time to time. See “Risk factors—Risks relating to our ordinary shares—There can be no assurance that we will pay dividends or distributions” in the 2023 Annual Report for additional information with respect to our declaration and payment of dividends.

Off-balance sheet arrangements

At March 31, 2024 and December 31, 2023, we had off-balance sheet arrangements relating to legal finance assets with structured entities that aggregate claims from multiple parties in the amount of $2.6 million and $2.8 million, respectively. See note 12 (Variable interest entities) to our condensed consolidated financial statements for additional information with respect to structured entities.

Critical accounting estimates

The preparation of our condensed consolidated financial statements in accordance with US GAAP requires our management to make estimates, judgments and assumptions that affect the reported amounts of capital provision assets. Our management bases these estimates and judgments on available information, historical experience and other assumptions that we believe are reasonable under the circumstances. However, these estimates, judgments and assumptions are often subjective and may be impacted negatively based on changing circumstances or changes in our analyses. We believe that our critical accounting policies could potentially produce materially different results if we were to change underlying estimates, judgments and/or assumptions.

See “Financial and operational review—Critical accounting estimates” in the 2023 Annual Report for a discussion of our critical accounting policies. See note 2 (Summary of significant accounting policies) to our condensed consolidated financial statements and note 2 (Summary of significant accounting policies—Use of estimates) to our consolidated financial statements in the 2023 Annual Report for additional information with respect to our critical accounting policies and other significant accounting policies.

Reconciliations

Reconciliations of condensed consolidated financial statements to Burford-only financial statements

The tables below set forth the reconciliations of (i) the specified line items from the condensed consolidated statements of operations to Burford-only statements of operations for the periods indicated and (ii) the condensed consolidated statements of financial position to Burford-only statements of financial position at the dates indicated. The presentation of financial information on a Burford-only basis is intended to provide a view of Burford as a stand-alone business (i.e., eliminating the impact of our private funds) by furnishing information on a non-GAAP basis that eliminates the effect of consolidating some of the limited partner interests in our private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. See “—Basis of presentation of financial information—Non-GAAP financial measures relating to our business structure” for additional information with respect to presentation of financial information on a Burford-only basis.

The first column in the tables below sets forth our results of operations on a consolidated basis as reported in our condensed consolidated financial statements prepared in accordance with US GAAP. These results of operations include investments in a number of entities that are not wholly owned subsidiaries of Burford Capital Limited and, therefore, contain third-party capital, including BOF-C, the Advantage Fund, Colorado and, prior to its liquidation in the fourth quarter of 2023, the Strategic Value Fund. The presentation of our results of operations on a consolidated basis requires a line-by-line consolidation of 100% of each non-wholly owned entity’s assets and liabilities as well as components of income and expense. The portion of the net assets and the associated income or loss that is attributable to the third-party interests are then presented separately as single line items within the condensed consolidated statements of financial position and the condensed consolidated statements of operations, respectively. We believe it is helpful to exclude the interests of investors other than Burford in our discussion of our results of operations, and we have therefore, as an alternative presentation, excluded from our presentation of our results of operations the non-

54    Burford Capital Quarterly Report March 2024

Burford portion of the individual assets and liabilities as well as components of income and expense relating to such third-party capital. The reconciliations eliminate the line-by-line consolidation of all of the applicable entities’ individual assets and liabilities required by US GAAP to present Burford’s investment in the non-wholly owned entities and Burford’s share of the gain or loss earned on such investment.

The tables below set forth the elimination adjustments separately for BOF-C, the Advantage Fund, Colorado and, prior to its liquidation in the fourth quarter of 2023, the Strategic Value Fund as well as a number of other entities, in which Burford holds a portion of its capital provision assets through special purpose vehicles (an “SPV”) and has minority partners in the SPV, in an additional column titled “Other”. Because Burford controls and owns a significant portion of each of these SPVs, they are consolidated in our financial statements prepared in accordance with US GAAP. In each case, the elimination adjustments are fully reversing the amounts reported as “Plus/(Less): Third-party interest in capital provision assets” and “Financial liabilities relating to third-party interests in consolidated entities” against the applicable components required in the line-by-line consolidation to leave Burford’s gain or loss on its investment in the entities reported in “Capital provision income” and the fair value of its investment in the entities reported in “Capital provision assets”.

Reconciliations of condensed consolidated statements of operations to Burford-only statements of operations

The tables below set forth the reconciliations of specified line items from the condensed consolidated statements of operations to Burford-only statements of operations for the periods indicated.

	Three months ended March 31, 2024
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Revenues
Capital provision income/(loss)	40,761	-	(9,686)	(5,420)	(7,271)	(481)	17,903
Plus/(Less): Third-party interests in capital provision assets	(5,224)	-	-	5,369	-	(145)	-
Asset management income/(loss)	1,863	-	4,810	-	-	-	6,673
Marketable securities income/(loss) and bank interest	6,611	-	(88)	-	-	(5)	6,518
Other income/(loss)	284	-	-	-	-	-	284
Total revenues	44,295	-	(4,964)	(51)	(7,271)	(631)	31,378

Operating income/(loss)	14,157	-	(5,008)	-	(7,102)	(333)	1,714

Net income/(loss)	(17,498)	-	(5,008)	-	(7,102)	(329)	(29,937)

	Three months ended March 31, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Revenues
Capital provision income/(loss)	475,933	(107)	(48,308)	(99,769)	(7,022)	(4,712)	316,015
Plus/(Less): Third-party interests in capital provision assets	(100,345)	-	-	99,764	-	581	-
Asset management income/(loss)	1,997	46	17,314	-	-	-	19,357
Marketable securities income/(loss) and bank interest	3,073	-	(1)	-	-	(14)	3,058
Other income/(loss)	247	-	-	-	-	-	247
Total revenues	380,905	(61)	(30,995)	(5)	(7,022)	(4,145)	338,677

Operating income/(loss)	326,606	94	(31,025)	-	(6,899)	(4,108)	284,668

Net income/(loss)	301,381	94	(31,025)	-	(6,899)	(4,126)	259,425

Burford Capital Quarterly Report March 2024    55

Reconciliations of condensed consolidated statements of financial position to Burford-only statements of financial position

The tables below set forth the reconciliations of condensed consolidated statements of financial position to Burford-only statements of financial position at the dates indicated.

	March 31, 2024
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
				Advantage
($ in thousands)	Consolidated	BOF-C	Colorado	Fund	Other	Burford-only
Assets
Cash and cash equivalents	482,673	(7,644)	(15)	(2,799)	(7,517)	464,698
Marketable securities	102,873	-	-	-	-	102,873
Other assets	61,375	98,267	212	-	-	159,854
Due from settlement of capital provision assets	131,688	-	-	-	-	131,688
Capital provision assets	5,096,807	(695,542)	(691,879)	(196,203)	(71,306)	3,441,877
Goodwill	133,956	-	-	-	-	133,956
Deferred tax asset	2,836	-	-	-	-	2,836
Total assets	6,012,208	(604,919)	(691,682)	(199,002)	(78,823)	4,437,782

Liabilities
Debt interest payable	41,313	-	-	-	-	41,313
Other liabilities	94,970	-	(61)	(154)	(320)	94,435
Debt payable	1,812,537	-	-	-	-	1,812,537
Long-term incentive compensation payable	180,076	-	-	-	-	180,076
Financial liabilities relating to third-party interests in capital provision assets	709,426	-	(691,621)	-	(17,805)	-
Deferred tax liability	47,632	-	-	-	-	47,632
Total liabilities	2,885,954	-	(691,682)	(154)	(18,125)	2,175,993
Total shareholders' equity	3,126,254	(604,919)	-	(198,848)	(60,698)	2,261,789

	December 31, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
				Advantage
($ in thousands)	Consolidated	BOF-C	Colorado	Fund	Other	Burford-only
Assets
Cash and cash equivalents	220,549	(15,703)	(27)	(2,503)	(6,401)	195,915
Marketable securities	107,561	-	-	-	-	107,561
Other assets	63,464	96,471	182	-	-	160,117
Due from settlement of capital provision assets	265,540	-	-	(78,912)	(1,361)	185,267
Capital provision assets	5,045,388	(715,007)	(686,459)	(140,998)	(70,812)	3,432,112
Goodwill	133,965	-	-	-	-	133,965
Deferred tax asset	927	-	-	-	-	927
Total assets	5,837,394	(634,239)	(686,304)	(222,413)	(78,574)	4,215,864

Liabilities
Debt interest payable	34,416	-	-	-	-	34,416
Other liabilities	122,199	-	(51)	(100)	(261)	121,787
Debt payable	1,534,730	-	-	-	-	1,534,730
Long-term incentive compensation payable	183,134	-	-	-	-	183,134
Financial liabilities relating to third-party interests in capital provision assets	704,196	-	(686,253)	-	(17,943)	-
Deferred tax liability	50,939	-	-	-	-	50,939
Total liabilities	2,629,614	-	(686,304)	(100)	(18,204)	1,925,006
Total shareholders' equity	3,207,780	(634,239)	-	(222,313)	(60,370)	2,290,858

Reconciliations of capital provision assets

The tables below set forth the reconciliations of components of the consolidated capital provision assets at the beginning and end of period and unrealized fair value at the end of period to Burford-only capital provision-direct and capital provision-indirect assets at the beginning and end of period and unrealized fair value at the end of period, in each case, for the periods indicated.

56    Burford Capital Quarterly Report March 2024

	Three months ended March 31, 2024
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	5,045,388	(1,613,276)	3,432,112	3,387,601	44,511
Deployments	125,403	(58,587)	66,816	58,312	8,504
Realizations	(112,971)	39,763	(73,208)	(58,605)	(14,603)
Income for the period	44,161	(23,355)	20,806	19,388	1,418
Foreign exchange gains/(losses)	(5,174)	525	(4,649)	(4,649)	-
At end of period	5,096,807	(1,654,930)	3,441,877	3,402,047	39,830

Unrealized fair value at end of period	2,758,751	(946,171)	1,812,580	1,806,542	6,038

	Three months ended March 31, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	3,735,556	(1,099,116)	2,636,440	2,604,005	32,435
Deployments	118,685	(45,872)	72,813	66,993	5,820
Realizations	(128,312)	60,386	(67,926)	(61,746)	(6,180)
Income for the period	472,255	(159,986)	312,269	310,754	1,515
Foreign exchange gains/(losses)	4,680	(343)	4,337	4,337	-
At end of period	4,202,864	(1,244,931)	2,957,933	2,924,343	33,590

Unrealized fair value at end of period	2,096,557	(701,336)	1,395,221	1,394,477	744

Reconciliations of capital provision income

The tables below set forth the reconciliations of components of the consolidated capital provision income to Burford-only capital provision-direct and capital provision-indirect income for the periods indicated.

	Three months ended March 31, 2024
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Net realized gains/(losses)	57,862	(27,968)	29,894	28,754	1,140
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	(13,701)	4,613	(9,088)	(9,366)	278
Income on capital provision assets	44,161	(23,355)	20,806	19,388	1,418
Foreign exchange gains/(losses)	(4,202)	497	(3,705)	(3,705)	-
Interest and other income	802	-	802	802	-
Total capital provision income	40,761	(22,858)	17,903	16,485	1,418

	Three months ended March 31, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Net realized gains/(losses)	69,442	(33,829)	35,613	35,613	-
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	402,813	(126,157)	276,656	275,141	1,515
Income on capital provision assets	472,255	(159,986)	312,269	310,754	1,515
Foreign exchange gains/(losses)	3,678	68	3,746	3,746	-
Total capital provision income	475,933	(159,918)	316,015	314,500	1,515

Burford Capital Quarterly Report March 2024    57

Reconciliations of capital provision income, excluding the YPF-related assets

The table below sets forth the reconciliations of components of the consolidated capital provision income to capital provision income, excluding the YPF-related assets, for the periods indicated.

	Three months ended March 31, 2023
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Capital provision income	475,933	(159,918)	316,015
Less: Capital provision income from YPF-related assets	(291,345)	99,768	(191,577)
Capital provision income, excluding YPF-related assets	184,588	(60,150)	124,438

Reconciliations of capital provision assets, excluding the YPF-related assets

The tables below set forth the reconciliations of components of the consolidated capital provision assets, excluding the YPF-related assets, to Burford-only capital provision assets, excluding the YPF-related assets, at the dates indicated.

	March 31, 2024
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Capital provision assets	5,096,807	(1,654,930)	3,441,877
Deployed cost	2,338,056	(708,759)	1,629,297
Deployed cost on YPF-related assets	69,263	(6,829)	62,434
Deployed cost, excluding YPF-related assets	2,268,793	(701,930)	1,566,863
Unrealized gains	2,758,751	(946,171)	1,812,580
Unrealized gains on YPF-related assets	2,007,217	(685,051)	1,322,166
Unrealized gains, excluding YPF-related assets	751,534	(261,120)	490,414

	December 31, 2023
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Capital provision assets	5,045,388	(1,613,276)	3,432,112
Deployed cost	2,280,563	(668,281)	1,612,282
Deployed cost on YPF-related assets	67,167	(6,829)	60,338
Deployed cost, excluding YPF-related assets	2,213,396	(661,452)	1,551,944
Unrealized gains	2,764,825	(944,995)	1,819,830
Unrealized gains on YPF-related assets	1,990,950	(679,631)	1,311,319
Unrealized gains, excluding YPF-related assets	773,875	(265,364)	508,511

Reconciliations of due from settlement of capital provision assets

The tables below set forth the reconciliations of components of the consolidated due from settlement of capital provision assets at the beginning and end of period to Burford-only due from settlement of capital provision-direct and capital provision-indirect assets at the beginning and end of period for the periods indicated.

	Three months ended March 31, 2024
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	265,540	(80,273)	185,267	185,267	-
Transfer of realizations from capital provision assets	112,971	(39,763)	73,208	58,605	14,603
Interest and other income/(loss)	802	-	802	802	-
Proceeds received	(247,561)	120,036	(127,525)	(112,922)	(14,603)
Foreign exchange gains/(losses)	(64)	-	(64)	(64)	-
At end of period	131,688	-	131,688	131,688	-

58    Burford Capital Quarterly Report March 2024

	Three months ended March 31, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	116,582	(1,932)	114,650	114,650	-
Transfer of realizations from capital provision assets	128,312	(60,386)	67,926	61,746	6,180
Proceeds received	(144,485)	60,563	(83,922)	(77,742)	(6,180)
Foreign exchange gains/(losses)	85	-	85	85	-
At end of period	100,494	(1,755)	98,739	98,739	-

Reconciliations of asset management income

The tables below set forth the reconciliations of components of the consolidated asset management income to Burford-only asset management income for the periods indicated.

	Three months ended March 31, 2024
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Management fee income	1,863	-	1,863
Performance fee income	-	-	-
Income from BOF-C	-	4,810	4,810
Total asset management income	1,863	4,810	6,673

	Three months ended March 31, 2023
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Management fee income	1,997	45	2,042
Performance fee income	-	-	-
Income from BOF-C	-	17,315	17,315
Total asset management income	1,997	17,360	19,357

Reconciliations of capital provision undrawn commitments

The tables below set forth the reconciliations of the consolidated capital provision undrawn commitments to Burford-only capital provision undrawn commitments at the dates indicated.

	March 31, 2024
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Definitive	757,453	(185,358)	572,095
Discretionary	1,008,144	(222,580)	785,564
Total legal finance undrawn commitments	1,765,597	(407,938)	1,357,659
Legal risk (definitive)	54,483	(5,922)	48,561
Total capital provision-direct undrawn commitments	1,820,080	(413,860)	1,406,220
Capital provision-indirect undrawn commitments	20,972	(17,477)	3,495
Total capital provision undrawn commitments	1,841,052	(431,337)	1,409,715

	December 31, 2023
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Definitive	768,311	(188,313)	579,998
Discretionary	977,733	(211,196)	766,537
Total legal finance undrawn commitments	1,746,044	(399,509)	1,346,535
Legal risk (definitive)	55,583	(6,057)	49,526
Total capital provision-direct undrawn commitments	1,801,627	(405,566)	1,396,061
Capital provision-indirect undrawn commitments	71,662	(59,718)	11,944
Total capital provision undrawn commitments	1,873,289	(465,284)	1,408,005

Burford Capital Quarterly Report March 2024    59

Deployments reconciliations

The table below sets forth the reconciliations of the components of consolidated deployments to Burford-only deployments for the periods indicated.

	Three months ended March 31,
($ in thousands)	2024	2023
Consolidated deployments	125,403	118,685
Plus/(Less): Elimination of third-party interests	(58,587)	(45,872)
Burford-only total deployments	66,816	72,813
Burford-only capital provision-direct deployments	58,312	66,993
Plus/(Less): Capital deployed in prior years and invested in the current year	763	-
Plus/(Less): Deployments on behalf of subparticipations	5	-
Adjusted Burford-only capital provision-direct deployments	59,080	66,993
Burford-only capital provision-indirect deployments	8,504	5,820
Plus/(Less): Capital deployed to fund level but not yet invested	(69)	(153)
Adjusted Burford-only capital provision-indirect deployments	8,435	5,667
Adjusted Burford-only total deployments	67,515	72,660

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—APMs” and “Certain terms used in this Quarterly Report” for additional information with respect to certain terms useful for the understanding of our deployments information and “Operating and financial review and prospects—Deployments” for additional information with respect to our deployments.

Realizations reconciliations

The table below sets forth the reconciliations of the components of consolidated realizations to Burford-only realizations for the periods indicated.

	Three months ended March 31,
($ in thousands)	2024	2023
Consolidated realizations	112,971	128,312
Plus/(Less): Elimination of third-party interests	(39,763)	(60,386)
Burford-only total realizations	73,208	67,926
Burford-only capital provision-direct realizations	58,605	61,746
Plus/(Less): Realizations from other income	802	-
Plus/(Less): Reported realizations held at joint venture and not yet distributed	1,667	-
Adjusted Burford-only capital provision-direct realizations	61,074	61,746
Burford-only capital provision-indirect realizations	14,603	6,180
Plus/(Less): Reported realizations held at fund level and not yet distributed	-	(4,055)
Plus/(Less): Prior period realizations held at fund level and distributed in the current period	(13,140)	-
Plus/(Less): Prior period realizations held at fund level and not yet distributed	-	(29)
Adjusted Burford-only capital provision-indirect realizations	1,463	2,096
Adjusted Burford-only total realizations	62,537	63,842

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—APMs” and “Certain terms used in this Quarterly Report” for additional information with respect to certain terms useful for the understanding of our realizations information and “Operating and financial review and prospects—Realizations” for additional information with respect to our realizations.

60    Burford Capital Quarterly Report March 2024

Cash receipts reconciliations

The table below sets forth the reconciliations of cash receipts to consolidated proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP, for the periods indicated.

	Three months ended March 31,
($ in thousands)	2024	2023
Consolidated proceeds from capital provision assets	247,561	144,485
Plus/(Less): Elimination of third-party interests	(120,036)	(60,563)
Burford-only total proceeds from capital provision assets	127,525	83,922
Burford-only proceeds from capital provision-direct assets	112,922	77,742
Burford-only proceeds from capital provision-indirect assets	14,603	6,180
Burford-only total proceeds from capital provision assets	127,525	83,922
Consolidated asset management income	1,863	1,997
Plus/(Less): Eliminated income from funds	4,810	17,360
Burford-only asset management income	6,673	19,357
Plus/(Less): Non-cash adjustments(1)	(2,197)	(7,086)
Burford-only proceeds from asset management income	4,476	12,271
Burford-only proceeds from marketable securities interest and dividends	5,476	881
Burford-only proceeds from other income	217	83
Burford-only proceeds from other items	5,693	964
Cash receipts	137,694	97,157
1.	Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” and “Operating and financial review and prospects—Cash receipts” for additional information with respect to cash receipts.

Tangible book value attributable to Burford Capital Limited per ordinary share reconciliations

The table below sets forth the reconciliations of tangible book value attributable to Burford Capital Limited per ordinary share to total Burford Capital Limited equity, the most comparable measure calculated in accordance with US GAAP, at the dates indicated.

($ in thousands, except share data)	March 31, 2024	December 31, 2023
Total Burford Capital Limited equity	2,261,789	2,290,858
Less: Goodwill	(133,956)	(133,965)
Tangible book value attributable to Burford Capital Limited	2,127,833	2,156,893

Basic ordinary shares outstanding	218,673,490	218,962,441

Tangible book value attributable to Burford Capital Limited per ordinary share	9.73	9.85

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” for additional information with respect to tangible book value attributable to Burford Capital Limited per ordinary share.

Debt leverage ratio calculations

Consolidated net debt to consolidated tangible assets ratio calculation

The table below sets forth the calculations of consolidated net debt to consolidated tangible assets ratio at the dates indicated.

($ in thousands)	March 31, 2024	December 31, 2023
Total principal amount of debt outstanding(1)	1,836,060	1,563,073
Less: Cash and cash equivalents	(482,673)	(220,549)
Less: Marketable securities	(102,873)	(107,561)
Consolidated net debt	1,250,514	1,234,963

Total assets	6,012,208	5,837,394
Less: Goodwill	(133,956)	(133,965)
Consolidated tangible assets	5,878,252	5,703,429

Consolidated net debt to consolidated tangible assets ratio	21%	22%
1.

Represents the total principal amount of debt outstanding as set forth in note 10 (Debt) to our condensed consolidated financial statements. Debt securities denominated in pound sterling have been converted to US dollar using GBP/USD exchange rates of $1.2632 and $1.2747 at March 31, 2024 and December 31, 2023, respectively.

Burford Capital Quarterly Report March 2024    61

See “Operating and financial review and prospects—Debt” for additional information with respect to our debt securities.

Consolidated Indebtedness to Net Tangible Equity Ratio calculation

The table below sets forth the calculations of Consolidated Indebtedness to Net Tangible Equity Ratio (as defined in the indentures governing the 2028 Notes and the 2030 Notes, as applicable) at the dates indicated.

($ in thousands)	March 31, 2024	December 31, 2023
Debt payable	1,812,537	1,534,730
Less: Debt attributable to Unrestricted Subsidiaries	-	-
Consolidated Indebtedness	1,812,537	1,534,730

Total equity	3,126,254	3,207,780
Less: Equity attributable to Unrestricted Subsidiaries	(848,072)	(901,146)
Less: Goodwill	(133,956)	(133,965)
Net Tangible Equity	2,144,226	2,172,669

Consolidated Indebtedness to Net Tangible Equity Ratio	0.8x	0.7x

See “Operating and financial review and prospects—Debt” for additional information with respect to our debt securities.

Consolidated Indebtedness to Consolidated Equity Ratio calculation

The table below sets forth the calculations of Consolidated Indebtedness to Consolidated Equity Ratio (as defined in the indenture governing the 2031 Notes) at the dates indicated.

($ in thousands)	March 31, 2024	December 31, 2023
Debt payable	1,812,537	1,534,730
Less: Debt attributable to Unrestricted Subsidiaries	-	-
Less: The lesser of specified cash and cash equivalent or $100 million	(100,000)	(100,000)
Consolidated Indebtedness	1,712,537	1,434,730

Total equity	3,126,254	3,207,780
Less: Equity attributable to Unrestricted Subsidiaries	(848,072)	(901,146)
Consolidated Equity	2,278,182	2,306,634

Consolidated Indebtedness to Consolidated Equity Ratio	0.8x	0.6x

See “Operating and financial review and prospects—Debt” for additional information with respect to our debt securities.

Documents on display

We are subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Accordingly, we file certain reports with, and furnish other information to, the SEC. Such reports and other information regarding registrants, such as us, that file electronically with the SEC may be inspected without charge at a website maintained by the SEC at www.sec.gov.

In addition, we use our website at investors.burfordcapital.com to make available documents and other information about our company. The documents and other information we make available on our website may be deemed material. Accordingly, investors should monitor our website in addition to following our press releases, SEC filings and public conference calls and webcasts. Furthermore, investors may automatically receive email alerts and other information about our company upon submitting a request at the “Investor Email Alerts” section of our website at investors.burfordcapital.com. The information on, or that can be accessed through, the SEC’s website or our website is not incorporated by reference into, and does not form a part of, this Quarterly Report.

62    Burford Capital Quarterly Report March 2024